As filed with the Securities and Exchange Commission on April 25, 2007
Registration No. 333-___________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NEWPORT CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	94-0849175
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1791 Deere Avenue, Irvine, California 92606
(949) 863-3144
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey B. Coyne, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Newport Corporation
1791 Deere Avenue
Irvine, California 92606
(949) 863-3144
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:
K.C. Schaaf
Michael A. Hedge
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, California 92660
(949) 725-4000
          Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
          If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
          If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☑
          If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		maximum	maximum
Title of each class of	Amount to be	offering price	aggregate offering	Amount of
securities to be registered	registered	per unit	price	registration fee
2.50% Convertible Subordinated Notes due 2012	$175,000,000	100% (1)	$175,000,000	$5,373
Common Stock, $0.1167 par value per share	7,277,567(2)	—(2)	—(2)	—(3)

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes the shares of common stock that are currently issuable upon conversion of the notes at the initial conversion rate of 41.5861 shares per $1,000 principal amount of notes. Pursuant to Rule 416 under the Securities Act of 1933, as amended, such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend or similar event.

(3)	Pursuant to Rule 457(i), there is no additional filing fee with respect to the shares of common stock issuable upon conversion of the notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

$175,000,000
2.50% Convertible Subordinated Notes due 2012 and
Common Stock Issuable upon Conversion of the Notes

     We previously issued and sold $175,000,000 aggregate principal amount of 2.50% convertible subordinated notes due 2012, or the notes, in a private placement in reliance on an exemption from registration under the Securities Act of 1933, as amended.
     The notes are due on February 15, 2012. The notes bear interest at the rate of 2.5% per year. Interest is payable in cash semiannually in arrears on February 15 and August 15 of each year, beginning on August 15, 2007.
     The selling securityholders identified herein may, from time to time, use this prospectus to resell the notes or any shares of common stock acquired upon conversion of the notes. The selling securityholders may sell the securities directly to purchasers or through underwriters, broker dealers or agents. We will not sell any securities under this prospectus or receive the proceeds of any securities sold under this prospectus.
     The notes are convertible based on an initial conversion rate of 41.5861 shares of our common stock per $1,000 principal amount of notes (which is equal to an initial conversion price of approximately $24.05 per share), subject to adjustment as set forth in this prospectus.
     The notes will be our subordinated unsecured obligations and will rank junior in right of payment to all of our existing and future senior indebtedness. The notes will be effectively subordinated to the indebtedness and other liabilities of our subsidiaries.
     For a more detailed description of the notes, see “Description of the Notes” on page 23.
     The notes are not listed on any securities exchange. Our common stock is quoted on the Nasdaq Global Market under the symbol “NEWP.” On April 25, 2007, the last quoted sale price of our common stock was $16.18 per share.
     Investing in the notes involves various risks. See the section entitled “Risk Factors” on page 7 for more information on these risks.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 25, 2007.

About This Prospectus
          This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or the SEC. By using a shelf registration statement, the selling securityholders may sell, from time to time, the 2.50% Convertible Subordinated Notes due 2012, which we refer to as the notes, as well as the shares of common stock issuable upon conversion of the notes.
          This prospectus provides you with a general description of the securities the selling securityholders may offer. We will supplement this prospectus as we receive more information from holders of the notes who have not yet provided us with their information. In addition, to the extent that successors to the named selling securityholders wish to sell under this prospectus, we will file a prospectus supplement identifying such successors as selling securityholders. A prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any applicable prospectus supplement, you should rely on the information in the applicable prospectus supplement. You should read both this prospectus and any applicable prospectus supplement, together with additional information described under the heading “Where You Can Find More Information.”
          You should rely only on the information contained in or incorporated by reference in this prospectus, a prospectus or an amendment. We have not authorized anyone to provide you with information or represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. The selling securityholders are offering to sell, and seeking offers to buy, only the notes and shares of common stock covered by this prospectus, and only under the circumstances and in the jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the notes or shares of common stock.
          You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus before making an investment decision. All references to “Newport,” “we,” “us,” “our” or the “Company” in this prospectus mean Newport Corporation, a Nevada corporation, and its consolidated subsidiaries, unless the context otherwise requires.

i

SUMMARY
          The following summary is qualified in its entirety by the more detailed information included elsewhere in this prospectus and incorporated by reference. Because this is a summary, it is not complete and it may not contain all the information that may be important to you. You should read the entire prospectus, including “Risk Factors” beginning on page 7 and our financial statements and the notes to those statements and other information incorporated by reference or included herein, before making a decision whether to purchase the notes or our common stock.
Our Company
          We are a global supplier of advanced technology products and systems to a wide range of industries, including scientific research, microelectronics, aerospace and defense/security, life and health sciences and industrial manufacturing. We provide a broad portfolio of products to customers in these end markets, allowing us to offer them an end-to-end resource for products that make, manage and measure light.
          As the demands of research and commercial applications for higher precision and miniaturization continue to increase, photonics, the science and technology of making, managing and measuring light, has become a key enabling technology, permitting researchers and commercial users to perform tasks that cannot be accomplished by existing electrical, mechanical or chemical processes. In addition, in markets such as microelectronics and life and health sciences, photonics technology is replacing these current processes in a number of applications it can accomplish faster, better or more economically.
          We provide a wide range of products designed to enhance the capabilities and productivity of our customers’ photonics and other precision applications, including:
•	lasers and laser technology, including solid-state, gas and dye lasers, high-power diode lasers and ultrafast laser systems;

•	optical components, including precision optics, thin-film optical filters, ruled and holographic diffraction gratings and crystals;

•	photonics instruments and components, including optical meters, light sources, monochromators, spectroscopy instrumentation and opto-mechanical components;

•	high-precision positioning and vibration isolation products and systems; and

•	advanced automated manufacturing systems used in the manufacture of communications and electronics devices.
          In addition to our individual product offerings, we have significant expertise in integrating our products into systems and subsystems that are engineered to meet our customers’ specific application requirements. We believe that our ability to develop and manufacture these integrated solutions, together with our broader portfolio of products and technologies, gives us a significant competitive advantage over our competitors.
          Over the past fifteen years, we have acquired a number of companies, which has led to the expansion of our product offerings, technology base and geographic presence and has allowed us to evolve from a provider of discrete components and instruments primarily for research applications to a company that manufactures both components and integrated systems for both research and commercial applications. We will continue to pursue acquisitions of businesses, technologies and complementary product lines that we believe will further our strategic objectives, and we will continue to evaluate our product and service offerings in order to ensure that they are consistent with our strategic plans.

Our Markets
          We sell our products, subsystems and systems to original equipment manufacturer (“OEM”) and end-user customers across a wide range of markets and applications, including:
•	Scientific Research. We are one of the world’s leading suppliers of lasers and photonics products to scientific researchers. We have a forty-five year history of working closely with the research community to pioneer new applications and technologies. Today, we continue to help researchers break new ground in a variety of scientific research areas, including spectroscopy, ultrafast phenomena, multiphoton microscopy, terahertz imaging, optical coherence tomography, laser induced fluorescence, light detection and ranging (LIDAR), nonlinear optics, particle imaging velocimetry and laser cooling.

•	Microelectronics. Photonics technology addresses a wide range of vital applications in the microelectronics market, and is a key enabler of the industry roadmap driving smaller feature sizes with the increased functionalities needed for next-generation consumer technology products, including cellular phones, personal digital assistants and digital cameras. Our products are used in a wide range of applications in this market, including semiconductor wafer inspection and metrology, memory yield enhancement, lithography, wafer dicing and scribing, wafer and component marking and resistor trimming, as well as in disk drive, printed circuit board, flat panel display and photovoltaic module manufacturing applications.

•	Life and Health Sciences. Photonics is increasingly becoming a key enabling technology in the life and health sciences market. We provide products for use in diagnostic and analytical instrumentation and cosmetic and therapeutic applications. Our products are used in applications such as optical coherence tomography, multiphoton and confocal microscopy, flow cytometry, matrix-assisted laser desorption/ionization time-of-flight (MALDI-TOF), laser microdissection, DNA microarrays and blood analysis to enable advancements in the fields of molecular biology, proteomics and drug discovery. In addition, we supply high-power diode lasers to OEM customers for incorporation into laser systems for hair removal and a variety of dermatological and dental procedures.

•	Aerospace and Defense/Security. The drive for more technologically advanced weapons and sensors is producing increased investment in light-based technologies that can remotely, rapidly and non-invasively detect threats, improve intelligence gathering, provide secure communications systems and improve the performance of weapons and countermeasures. In addition, innovative optical sensors are augmenting human vision on the battlefield, providing remote sensing, ranging and observation capabilities that offer high-resolution imaging and night vision. Our high-precision products are used by aerospace and defense engineers to develop, assemble, test and calibrate equipment for a wide range of applications, including target recognition and acquisition, LIDAR, range-finding, missile guidance and advanced weapons development.

•	Industrial Manufacturing, Marking and Engraving. Our photonics products are used in a wide range of high-finesse industrial manufacturing applications, including rapid prototyping, micromachining, heat-treating, welding and soldering, cutting, illumination, drilling and printing. We also offer laser solutions for image recording and graphics applications including pre-press (computer-to-plate), on-press, ultra-high speed printing, photo finishing and holography, and for high-precision marking and engraving applications.

Our Operating Divisions
          We operate our business in two divisions, our Lasers Division and our Photonics and Precision Technologies Division, which are organized around our primary product categories.
Lasers Division
          Our Lasers Division, which was formed in July 2004 in connection with our acquisition of Spectra-Physics, Inc. and certain related entities (collectively, “Spectra-Physics”), offers a broad array of laser technology products and services to OEM and end-user customers across a wide range of markets and applications. Our lasers and laser-based systems include ultrafast lasers and amplifiers, diode-pumped solid-state lasers, diode lasers, high-energy pulsed lasers, tunable lasers, air-cooled ion lasers, water-cooled ion lasers and nitrogen lasers. We have established close relationships with OEM customers involved in microelectronics, life and health sciences and industrial manufacturing. In addition to supplying our existing lasers and laser systems to these customers, we also work closely with our OEM and industrial customers to develop laser and laser system designs optimized for their product and technology roadmaps. We offer our end-user customers a full range of laser technology solutions and accessories, from complex laser systems to gas and diode lasers.
Photonics and Precision Technologies Division
          Our Photonics and Precision Technologies Division’s products and systems are used in applications across a wide range of end markets. In addition, we sell subsystems to OEM customers that integrate our products into their systems, particularly for microelectronics and life and health sciences applications. Our acquisition of Spectra-Physics added photonics instruments and components (including light sources, monochromators and spectroscopy instrumentation), as well as thin-film optical filters, ruled and holographic diffraction gratings and crystals, to our existing portfolio of photonics, precision micro-positioning, vibration isolation, optics and opto-mechanical components, instrumentation and systems.
          Our Photonics and Precision Technologies Division also designs, develops and manufactures integrated systems and subsystems that integrate our broad portfolio of products and technologies into solutions that meet the specific applications requirements of our OEM and select end-user customers. With our expertise in the design, development and manufacture of these integrated solutions, we help our customers accelerate the time to market and enhance the performance of their equipment or instrumentation products. We have established a business team comprised of technical and operations specialists, which collaborates across our divisions to develop and provide these integrated solutions to our customers. We have used our capabilities in this area for customers in a number of industries, most notably semiconductor capital equipment, disk drive manufacturing and life and health sciences.
          The Photonics and Precision Technologies Division also offers complete turnkey systems for advanced applications in the packaging of communications and electronic devices, including the manufacture of microwave, optical, radio frequency (RF) and multi-chip modules.
          We were established in 1969 as Newport Research Corporation. In 1978, Newport Research Corporation merged into James Dole Corporation, an entity which was incorporated in Nevada in 1938, and the company was renamed Newport Corporation following the merger.
          Our corporate headquarters are located at 1791 Deere Avenue, Irvine, California 92606, and our telephone number is (949) 863-3144. Our web site address is www.newport.com. Our web site and the information contained in or connected to our web site are not a part of this prospectus.

Summary of the Notes
     We provide the following summary solely for your convenience. This summary is not a complete description of the notes. You should read the full text and more specific details contained elsewhere in this prospectus. For a more detailed description of the notes and our common stock issuable upon conversion of the notes, see the sections entitled “Description of the Notes” and “Description of Capital Stock” in this prospectus.

Notes	$175 million aggregate principal amount of 2.50% Convertible Subordinated Notes due 2012.

Maturity Date	February 15, 2012.

Interest and Payment Dates	2.50% per year, payable semiannually in arrears in cash on February 15 and August 15 of each year, beginning August 15, 2007.

Conversion Rights	The notes may be converted into our common stock prior to the close of business on the business day before the final maturity date based on the applicable conversion rate only under the following circumstances:
•	during any calendar quarter beginning after March 31, 2007 (and only during such calendar quarter), if the closing price of our common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is more than 120% of the conversion price per share, which is $1,000 divided by the then applicable conversion rate;

•	during any five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of notes for each day of that period was less than 98% of the product of the closing price of our common stock for each day in that period and the conversion rate per $1,000 principal amount of notes;

•	if specified distributions to holders of our common stock occur;

•	if a fundamental change (as defined under “Description of the Notes—Purchase at Holders’ Option Upon Fundamental Change”) occurs; or

•	during the period beginning on January 15, 2012 and ending on the close of business on the business day immediately preceding the maturity date.

The initial conversion rate is 41.5861 shares of common stock per $1,000 principal amount of notes. This is equivalent to an initial conversion price of approximately $24.05 per share of common stock.

Upon conversion of each $1,000 principal amount of notes, a holder will receive, in lieu of common stock, an amount in cash equal to the lesser of (i) $1,000, or (ii) the conversion value, determined in the manner set forth in this prospectus. If the conversion value exceeds $1,000 on the conversion date, we will also deliver, at our election, cash or common stock or a combination of cash and common stock with respect to the remaining common stock deliverable upon conversion. In no event will the aggregate number of remaining shares of common stock to be issued upon conversion of any note exceed the aggregate share cap of 47 shares per $1,000 principal amount of notes, subject to adjustment. See “Description of the Notes—Conversion Rights.”

Purchase at Holders’ Option Upon Fundamental Change
If a fundamental change occurs, holders will have the right to require us to repurchase for cash all or any portion of their notes. The fundamental change purchase price will be 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date. See “Description of the Notes—Purchase at Holders’ Option Upon Fundamental Change.”

Make Whole Premium Upon Fundamental Change
If a fundamental change as described under “Description of the Notes—Purchase at Holders’ Option Upon Fundamental Change” occurs, we will pay, to the extent described in this prospectus, a make whole premium on notes converted in connection with a fundamental change by increasing the conversion rate applicable to the notes for a period of time.

The amount of the increase in the applicable conversion rate, if any, will be based on our common stock price and the effective date of the fundamental change. A description of how the increase in the applicable conversion rate will be determined and a table showing the increase that would apply at various common stock prices and fundamental change effective dates are set forth under “Description of the Notes—Make Whole Premium Upon Fundamental Change.”

Ranking	The notes are our direct, unsecured, subordinated obligations and rank junior in right of payment to all of our existing and future senior indebtedness. The notes are effectively junior to our subsidiaries’ existing and future indebtedness and other liabilities, including trade payables.

As of December 30, 2006, after giving effect to the sale of the notes and the use of the proceeds therefrom, we would have had $189.6 million of indebtedness outstanding, including $14.6 million of senior indebtedness, and our subsidiaries would have had total liabilities, including trade payables, but excluding intercompany liabilities, of approximately $96.5 million.

The terms of the indenture under which the notes were issued do not limit our ability or the ability of our subsidiaries to incur additional debt, including senior debt.

Use of Proceeds	We will not receive any of the proceeds of the sale by the selling securityholders of the notes or the common stock into which the notes may be converted.

Registration Rights	We agreed to file with the SEC a shelf registration statement, of which this prospectus is a part, with respect to the resale of the notes and the shares of our common stock issuable upon conversion of the notes.

We have also agreed to keep the shelf registration statement effective until the earlier of (i) the sale pursuant to the shelf registration statement of all of the notes and/or the shares of common stock issuable upon conversion of the notes, (ii) the expiration of the holding period applicable to such securities held by non-affiliates under Rule 144(k) under the Securities Act, or any successor provision, subject to certain permitted exceptions and (iii) February 7, 2009.

Trading	The notes will not be listed on any securities exchange or included in any automated quotation system. The notes initially sold to qualified institutional buyers are eligible for trading in The PORTALSM Market. However, the notes resold under this prospectus will no longer be eligible for trading in The PORTAL Market. An active trading market for the notes may not develop.

Nasdaq Symbol for Common Stock	Our common stock is quoted on the Nasdaq Global Market under the symbol “NEWP.”

Risk Factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus for a discussion of the factors you should carefully consider before deciding to invest in the notes or our common stock.

RISK FACTORS
          Your investment in the notes involves certain risks. Before deciding to invest, you should consider carefully, among other matters, the following discussion of risks and the other information contained or incorporated by reference in this prospectus.
Risks Related to Our Business
Our operating results are difficult to predict, and if we fail to meet our financial guidance or the expectations of investors and/or securities analysts, the market price of our common stock will likely decline significantly.
          Our operating results in any given quarter have fluctuated and will likely continue to fluctuate. These fluctuations are typically unpredictable and can result from numerous factors including:
•	fluctuations in our customers’ capital spending, industry cyclicality (particularly in the semiconductor industry), market seasonality (particularly in the scientific research market) levels of government funding available to our customers, and other economic conditions within the markets we serve;

•	demand for our products and the products sold by our customers;

•	the level of orders within a given quarter and preceding quarters;

•	the timing and level of cancellations and delays of orders for our products;

•	the timing of product shipments within a given quarter;

•	our timing in introducing new products;

•	market acceptance of any new or enhanced versions of our products;

•	timing of new product introductions by our competitors;

•	variations in the mix of products we sell in each of the markets in which we do business;

•	changes in our pricing policies or in the pricing policies of our competitors or suppliers;

•	the availability and cost of key components and raw materials we use to manufacture our products;

•	our ability to manufacture a sufficient quantity of our products to meet customer demand;

•	our ability to retain and attract key employees;

•	changes in our effective tax rates;

•	fluctuations in foreign currency exchange rates; and

•	our levels of expenses.
          We may in the future choose to change prices, increase spending, or add or eliminate products in response to actions by competitors or in an effort to pursue new market opportunities. These actions may also adversely affect our business and operating results and may cause our quarterly results to be lower than the results of previous quarters.
          In addition, we often recognize a substantial portion of our sales in the last month of the quarter. Thus, unexpected variations in timing of sales, particularly for our higher-priced, higher-margin products such as our laser products, can cause significant fluctuations in our quarterly sales, gross margin and profitability. Orders expected in one quarter could shift to another period due to changes in the anticipated timing of customers’ purchase decisions or rescheduled delivery dates requested by our customers. Our operating results for a particular quarter or year may be adversely affected if our customers, particularly our largest customers, cancel or reschedule orders, or if we cannot fill orders in time due to unexpected delays in manufacturing, testing, shipping, and product acceptance. Also, we base our manufacturing on our forecasted product mix for the quarter. If the actual product mix varies significantly from our forecast, we may not be able to fill some orders during that quarter, which would result in delays in the shipment of our products and could shift sales to a subsequent period. In addition, our expenses for any given quarter are typically based on expected sales, and if sales are below expectations in any given quarter, the adverse impact of the shortfall on our operating results may be magnified by our inability to adjust spending quickly to compensate for the shortfall.
          Due to these and other factors, we believe that quarter-to-quarter comparisons of results from operations, or any other similar period-to-period comparisons, are not reliable indicators of our future performance. In any period, our results may be below the expectations of market analysts and investors, which would likely cause the trading price of our common stock to drop.
We are dependent in part on the semiconductor capital equipment market, which is volatile and unpredictable.
          A significant portion of our current and expected future business comes from sales of components, subsystems and laser products to manufacturers of semiconductor fabrication, wafer inspection and metrology equipment and sales of capital equipment to integrated semiconductor device manufacturers. The semiconductor capital equipment market has historically been characterized by sudden and severe cyclical variations in product supply and demand. The timing, severity and duration of these market cycles are difficult to predict, and we may not be able to respond effectively to these cycles. The continuing uncertainty in this market severely limits our ability to predict our business prospects or financial results in this market.
          During industry downturns, our revenues from this market will decline suddenly and significantly. Our ability to rapidly and effectively reduce our cost structure in response to such downturns is limited by the fixed nature of many of our expenses in the near term and by our need to continue our investment in next-generation product technology and to support and service our products. In addition, due to the relatively long manufacturing lead times for some of the systems and subsystems we sell to this market, we may incur expenditures or purchase raw materials or components for products we cannot sell. Accordingly, downturns in the semiconductor capital equipment market may materially harm our operating results. Conversely, when upturns in this market occur, we may have difficulty rapidly and effectively increasing our manufacturing capacity to meet sudden increases in customer demand. If we fail to do so we may lose business to our competitors and our relationships with our customers may be harmed.
A limited number of customers account for a significant portion of our sales to the microelectronics market, and if we lose any of these customers or they significantly curtail their purchases of our products, our results of operations would be harmed.
          Our sales to the microelectronics market (which is comprised primarily of semiconductor capital equipment and computer peripherals customers) constituted 32.1%, 28.6% and 29.5% of our consolidated net sales for the year ended December 30, 2006, the year ended December 31, 2005, and the year ended January 1, 2005 (which included Spectra-Physics’ results of operations for the period after July 16, 2004, the date of acquisition), respectively. We rely on a limited number of customers for a significant portion of our sales to this market. Our top five customers in this market comprised approximately 58.7%, 53.0%, and 60.8% of our sales to this market for the year ended December 30, 2006, the year ended December 31, 2005, and the year ended January 1, 2005 (which included Spectra-Physics’ results of operations for the period after July 16, 2004, the date of acquisition), respectively. One of our customers in this market comprised 30.5%, 24.6% and 31.4% of our sales to this market in 2006, 2005 and 2004, respectively. No single customer in this market comprised 10% or more of our consolidated net sales in 2006, 2005 or 2004. If any of our principal customers discontinues its relationship with us, replaces us as a vendor for certain products or suffers downturns in its business, our business and results of operations could be harmed significantly. In addition, because a relatively small number of companies dominate the front-end equipment portion of this market, and because those companies rarely change vendors in the middle of a product’s life cycle, it may be particularly difficult for us to replace these customers if we lose their business.
          The microelectronics market is characterized by rapid technological change, frequent product introductions, changing customer requirements and evolving industry standards. Because our customers face uncertainties with regard to the growth and requirements of these markets, their products and components may not achieve, or continue to achieve, anticipated levels of market acceptance. If our customers are unable to deliver products that gain market acceptance, it is likely that these customers will not purchase our products or will purchase smaller quantities of our products. We often invest substantial resources in developing our products, systems and subsystems in advance of significant sales of these products, systems and/or subsystems to such customers. A failure on the part of our customers’ products to gain market acceptance, or a failure of the semiconductor capital equipment market to grow would have a significant negative effect on our business and results of operations.
Difficulties in executing our acquisitions could adversely impact our business.
          We have spent and will continue to spend significant resources identifying and acquiring businesses, and the efficient and effective integration of our acquired businesses into our organization is critical to our growth. The process of integrating acquired companies into our operations requires significant resources and is time consuming, expensive and disruptive to our business. Further, we may not realize the benefits we anticipate from these acquisitions because of the following significant challenges:
•	potentially incompatible cultural differences between the two companies;

•	incorporating the acquired company’s technology and products into our current and future product lines, and successfully generating market demand for these expanded product lines;

•	potential additional geographic dispersion of operations;

•	the diversion of our management’s attention from other business concerns;

•	the difficulty in achieving anticipated synergies and efficiencies;

•	the difficulty in integrating disparate operational and information systems;

•	the difficulty in leveraging the acquired company’s and our combined technologies and capabilities across all product lines and customer bases; and

•	our ability to retain key customers and employees of an acquired company.
          Our failure to achieve the anticipated benefits of any past or future acquisition or to successfully integrate and/or manage the operations of the companies we acquire could harm our business, results of operations and cash flows. Additionally, we may incur material charges in future quarters to reflect additional costs associated with past acquisitions or any future acquisitions we may make.
Many of the markets and industries that we serve are subject to rapid technological change, and if we do not introduce new and innovative products or improve our existing products, our business and results of operations will be negatively affected.
          Many of our markets are characterized by rapid technological advances, evolving industry standards, shifting customer needs and new product introductions and enhancements. Many of the products in our markets can become outdated quickly and without warning. We depend to a significant extent upon our ability to enhance our existing products, to anticipate and address the demands of the marketplace for new and improved technology, either through internal development or by acquisitions, and to be price competitive. If we or our competitors introduce new or enhanced products, it may cause our customers to defer or cancel orders for our existing products. In addition, because certain of our markets experience severe cyclicality in capital spending, if we fail to introduce new products in a timely manner we may miss market upturns, and may fail to have our products or subsystems designed into our customers’ products. We may not be successful in acquiring, developing, manufacturing or marketing new products on a timely or cost-effective basis. If we fail to adequately introduce new, competitive products on a timely basis, our business and results of operations would be harmed.

We offer products for multiple industries and must face the challenges of supporting the distinct needs of each of the markets we serve.
          We offer products for a number of markets, including microelectronics, scientific research, aerospace and defense/security, life and health sciences, and industrial manufacturing. Because we operate in multiple markets, we must work constantly to understand the needs, standards and technical requirements of several different industries and must devote significant resources to developing different products for these industries. Product development is costly and time consuming. We must anticipate trends in our customers’ industries and develop products before our customers’ products are commercialized. If we do not accurately predict our customers’ needs and future activities, we may invest substantial resources in developing products that do not achieve broad market acceptance. Our decision to continue to offer products to a given market or to penetrate new markets is based in part on our judgment of the size, growth rate and other factors that contribute to the attractiveness of a particular market. If our product offerings in any particular market are not competitive or our analyses of a market are incorrect, our business and results of operations would be harmed.
Because the sales cycle for some of our products is long and difficult to predict, and certain of our orders are subject to rescheduling or cancellation, we may experience fluctuations in our operating results.
          Many of our capital equipment, system and subsystem products are complex, and customers for these products require substantial time to make purchase decisions. These customers often perform, or require us to perform extensive configuration, testing and evaluation of our products before committing to purchasing them. The sales cycle for our capital equipment, system and subsystem products from initial contact through shipment typically varies, is difficult to predict and can last as long as one year. The orders comprising our backlog are generally subject to rescheduling without penalty or cancellation without penalty other than reimbursement for certain material costs. We have from time to time experienced order rescheduling and cancellations that have caused our revenues in a given period to be materially less than would have been expected based on our backlog at the beginning of the period. If we experience such rescheduling and/or cancellations in the future, our operating results will fluctuate from period to period. These fluctuations could harm our results of operations.
If we are delayed in introducing our new products into the marketplace, our operating results will suffer.
          Because certain of our products, particularly lasers, are sophisticated and complex, we may experience delays in introducing new products or enhancements to our existing products. If we do not introduce our new products or enhancements into the marketplace in a timely fashion, our customers may choose to use competitors’ products. In addition, because certain of our markets, such as the semiconductor equipment market, are highly cyclical in nature, if we fail to timely introduce new products in advance of an upturn in the market’s cycle, we may be foreclosed from selling products to many customers until the next cycle. As such, our inability to introduce new or enhanced products in a timely manner could cause our business and results of operations to suffer.
We face significant risks from doing business in foreign countries.
          Our business is subject to risks inherent in conducting business internationally. For the year ended December 30, 2006, the year ended December 31, 2005, and the year ended January 1, 2005 (which included Spectra-Physics’ results of operations for the period after July 16, 2004, the date of acquisition), our international revenues accounted for approximately 47.6%, 46.6% and 39.2%, respectively, of total net sales, with a substantial portion of international sales originating in Europe and, subsequent to our acquisition of Spectra-Physics, in Japan. We expect that international revenues will continue to account for a significant percentage of total net sales for the foreseeable future, and that in particular, the proportion of our sales to Asian customers will continue to increase. Our international operations expose us to various risks, which include:
•	adverse changes or instability in the political or economic conditions in countries or regions where we manufacture or sell our products;

•	challenges of administering our business globally;

•	U.S. and foreign regulatory authorities, including embargoes, export restrictions, tariffs, trade restrictions and trade barriers, license requirements, currency controls and other rules and regulations applicable to the importing and exporting of our products, which are complicated and potentially conflicting and may impose strict and severe penalties for noncompliance;

•	longer accounts receivable collection periods;

•	overlapping, differing or more burdensome tax structures;

•	adverse currency fluctuations;

•	differing protection of intellectual property;

•	difficulties in staffing and managing each of our individual foreign operations; and

•	increased risk of exposure to terrorist activities.
          In addition, fluctuations in foreign exchange rates could affect the sales price in local currencies of our products in foreign markets, potentially making our products less price competitive. Such exchange rate fluctuations could also increase the costs and expenses of our foreign operations or require us to modify our current business practices. If we experience any of the risks associated with international business, our business and results of operations could be significantly harmed.
We face substantial competition, and if we fail to compete effectively, our operating results will suffer.
          The markets for our products are intensely competitive, and we believe that competition from both new and existing competitors will increase in the future. We compete in several specialized markets, against a limited number of companies in each market. We also face competition in some of our markets from our existing and potential customers who have developed or may develop products that are competitive to ours, or who engage subcontract manufacturers to manufacture subassembly products on their behalf. Many of our existing and potential competitors are more established, enjoy greater name recognition and possess greater financial, technological and marketing resources than we do. Other competitors are small and highly specialized firms that are able to focus on only one aspect of a market. We compete on the basis of product performance, features, quality, reliability and price and on our ability to manufacture and deliver our products on a timely basis. We may not be able to compete successfully in the future against existing or new competitors. In addition, competitive pressures may force us to reduce our prices, which could negatively affect our operating results. If we do not respond adequately to competitive challenges, our business and results of operations would be harmed.
If we fail to protect our intellectual property and proprietary technology, we may lose our competitive advantage.
          Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely on a combination of patent, trademark and trade secret protection and nondisclosure agreements to protect our proprietary rights. The steps we have taken may not be sufficient to prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. The patent and trademark law and trade secret protection may not be adequate to deter third party infringement or misappropriation of our patents, trademarks and similar proprietary rights. In addition, patents issued to us may be challenged, invalidated or circumvented. Our rights granted under those patents may not provide competitive advantages to us, and the claims under our patent applications may not be allowed. We have in the past and may in the future be subject to or may initiate interference proceedings in the United States Patent and Trademark Office, which can demand significant financial and management resources. The process of seeking patent protection can be time consuming and expensive and patents may not be issued from currently pending or future applications. Moreover, our existing patents or any new patents that may be issued may not be sufficient in scope or strength to provide meaningful protection or any commercial advantage to us. We have in the past and may in the future initiate claims or litigation against third parties for infringement of our proprietary rights in order to determine the scope and validity of our proprietary rights or the proprietary rights of our competitors, which claims could result in costly litigation, the diversion of our technical and management personnel and the assertion of counterclaims by the defendants, including counterclaims asserting invalidity of our patents. We will take such actions where we believe that they are of sufficient strategic or economic importance to us to justify the cost.

We have experienced, and may in the future experience, intellectual property infringement claims, which could be costly and time-consuming to defend.
          We have from time to time received communications from third parties alleging that we are infringing certain trademarks, patents or other intellectual property rights held by them. Whenever such claims arise, we evaluate their merits. Any claims of infringement brought by third parties could result in protracted and costly litigation, and we could become subject to damages for infringement, or to an injunction preventing us from selling one or more of our products or using one or more of our trademarks. Such claims could also result in the necessity of obtaining a license relating to one or more of our products or current or future technologies, which may not be available on commercially reasonable terms or at all. Any intellectual property litigation and the failure to obtain necessary licenses or other rights or develop substitute technology may divert management’s attention from other matters and could have a material adverse effect on our business, financial condition and results of operations. In addition, the terms of our customer contracts typically require us to indemnify the customer in the event of any claim of infringement brought by a third party based on our products. Any such claims of this kind may have a material adverse effect on our business, financial condition or results of operations.
If we are unable to attract new employees and retain and motivate existing employees, our business and results of operations will suffer.
          Our ability to maintain and grow our business is directly related to the service of our employees in each area of our operations. Our future performance will be directly tied to our ability to hire, train, motivate and retain qualified personnel. Competition for personnel in the technology marketplace is intense, and we have experienced attrition in certain management, engineering and product marketing positions. If we are unable to hire sufficient numbers of employees with the experience and skills we need or to retain our employees, our business and results of operations would be harmed.
Our reliance on sole-source and limited source suppliers could result in delays in production and distribution of our products.
          We obtain some of the materials used to build our systems and subsystems, such as the sheet steel used in some of our vibration isolation tables, and the laser crystals used in certain of our laser products, from single or limited sources due to unique component designs as well as specialized quality and performance requirements needed to manufacture our products. If our components or raw materials are unavailable in adequate amounts at acceptable quality levels or are unavailable on satisfactory terms, we may be required to purchase them from alternative sources, if available, which could increase our costs and cause delays in the production and distribution of our products. If we do not obtain comparable replacement components from other sources in a timely manner, our business and results of operations will be harmed. Many of our suppliers require long lead-times to deliver the quantities of components that we need. If we fail to accurately forecast our needs, or if we fail to obtain sufficient quantities of components that we use to manufacture our products, then delays or reductions in production and shipment could occur, which would harm our business and results of operations.
Our products could contain defects, which would increase our costs and harm our business.
          Certain of our products, especially our laser and automation products, are inherently complex in design and require ongoing regular maintenance. Further, the manufacture of these products often involves a highly complex and precise process. As a result of the technical complexity of these products, design defects, changes in our or our suppliers’ manufacturing processes or the inadvertent use of defective materials by us or our suppliers could adversely affect our manufacturing yields and product reliability, which could in turn harm our business, operating results, financial condition and customer relationships.

          We provide warranties for our products, and we accrue allowances for estimated warranty costs at the time we recognize revenue for the sale of the products. The determination of such allowances requires us to make estimates of product return rates and expected costs to repair or replace the products under warranty. We establish warranty reserves based on historical warranty costs for our products. If actual return rates or repair and replacement costs differ significantly from our estimates, adjustments to recognize additional cost of sales may be required in future periods.
          Our customers may discover defects in our products after the products have been fully deployed and operated under peak stress conditions. In addition, some of our products are combined with products from other suppliers, which may contain defects. As a result, should problems occur, it may be difficult to identify the source of the problem. If we are unable to identify and fix defects or other problems, we could experience, among other things:
•	loss of customers;

•	increased costs of product returns and warranty expenses;

•	damage to our brand reputation;

•	failure to attract new customers or achieve market acceptance;

•	diversion of development and engineering resources; or

•	legal action by our customers.
The occurrence of any one or more of the foregoing factors could seriously harm our business, financial condition and results of operations.
Our products are subject to potential product liability claims which, if successful, could adversely affect our results of operations.
          We are exposed to significant risks for product liability claims if personal injury or death results from the use of our products. We may experience material product liability losses in the future. We currently maintain insurance against product liability claims. However, our insurance coverage may not continue to be available on terms that we accept, if at all. This insurance coverage also may not adequately cover liabilities that we incur. Further, if our products are defective, we may be required to recall or redesign these products. A successful claim against us that exceeds our insurance coverage level, or any claim or product recall, could have a material adverse effect on our business, financial condition and results of operations.
While we believe we currently have adequate internal control over financial reporting, we are required to evaluate our internal control over financial reporting each year, and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.
          Pursuant to rules and regulations promulgated by the Securities and Exchange Commission under Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish a report by our management each year on our internal control over financial reporting. This report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. This report must also contain a statement that our auditors have issued an attestation report on management’s assessment of such internal controls.
          The Committee of Sponsoring Organizations of the Treadway Commission (COSO) provides a framework for companies to assess and improve their internal control systems. Auditing Standard No. 2 provides the professional standards and related performance guidance for auditors to attest to, and report on, management’s assessment of the effectiveness of internal control over financial reporting under Section 404. Management’s assessment of internal controls over financial reporting requires management to make subjective judgments and, particularly because Section 404 and Auditing Standard No. 2 are relatively new, some of the judgments will be in areas that may be open to interpretation and, therefore, the report may be uniquely difficult to prepare, and our auditors may not agree with our assessments.

          If we are unable to assert each year that our internal control over financial reporting is effective (or if our auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our stock price. In addition, if any unidentified material weaknesses were to result in fraudulent activity and/or a material misstatement or omission in our financial statements, we could suffer losses and be subject to civil and criminal penalties, all of which could have a material adverse effect on our business, financial condition and results of operations.
Difficulties in implementing a new global information technology system could harm our business.
          We are in the process of implementing a new global information technology system. Our worldwide operations are currently managed and monitored with a number of different and in some cases incompatible legacy software systems, many of which were implemented long before we acquired these operations. We anticipate that our new system will enable the more centralized, streamlined and efficient operation and monitoring of our business. The implementation is proceeding in stages across our various facilities. We commenced the implementation at the beginning of 2006 and currently expect to complete it in 2008. We have incurred and expect to continue to incur significant financial and resource costs in connection with the implementation of the new system, and our business has been and will continue to be subject to many difficulties as we replace the various legacy software systems that we currently use to manage and monitor our operations. These difficulties include disruption of our operations, possible loss of data, and the diversion of our management and key employees’ attention away from other business matters. The difficulties associated with the implementation, and our failure to realize the anticipated benefits from the implementation, could harm our business, results of operations and cash flows.
Compliance with environmental regulations and potential environmental liabilities could adversely affect our financial results.
          Our operations are subject to various federal, state and local regulations relating to the protection of the environment, including those governing discharges of pollutants into the air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. In the United States, we are subject to the federal regulation and control of the Environmental Protection Agency (EPA). Comparable authorities are involved in other countries. Some of our operations require environmental permits and controls to prevent and reduce air and water pollution, and these permits are subject to modification, renewal and revocation by issuing authorities. Future developments, administrative actions or liabilities relating to environmental matters could have a material adverse effect on our business, results of operations or financial condition.
          Although we believe that our safety procedures for using, handling, storing and disposing of such materials comply with the standards required by state and federal laws and regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident involving such materials, we could be liable for damages and such liability could exceed the amount of our liability insurance coverage (if any) and the resources of our business.
          Our Mountain View, California facility is an EPA-designated Superfund site and is subject to a cleanup and abatement order from the California Regional Water Quality Control Board. Spectra-Physics, along with several other entities with facilities located near the Mountain View, California facility, have been identified as Responsible Parties with respect to this Superfund site, due to releases of hazardous substances during the 1960s and 1970s. The site is mature, and investigations and remediation efforts have been ongoing for approximately 20 years. Spectra-Physics and the other Responsible Parties have entered into a cost-sharing agreement covering the costs of remediating the off-site groundwater impact. We have established reserves relating to the estimated cost of these remediation efforts, however our ultimate costs of remediation are difficult to predict. In addition, while we are not aware of any unresolved property damage or personal injury claims relating to this site, such claims could be made against us in the future. While Thermo has agreed in connection with our purchase of Spectra-Physics to indemnify us, subject to certain conditions, for environmental liabilities relating to this site in excess of our reserves, this indemnity may not cover all liabilities relating to this site. In such event, our business, financial condition and results of operations could be adversely affected.

          The environmental regulations to which we are subject, include a variety of federal, state, local and international environmental regulations restricting the use and disposal of materials used in the manufacture of our products, or requiring design changes or recycling of our products. If we fail to comply with any present and future regulations, we could be subject to future liabilities, the suspension of manufacturing or a prohibition on the sale of products we manufacture. In addition, such regulations could restrict our ability to equip our facilities or could require us to acquire costly equipment, or to incur other significant expenses to comply with environmental regulations, including expenses associated with the recall of any non-compliant product and the management of historical waste.
          From time to time new regulations are enacted, and it is difficult to anticipate how such regulations will be implemented and enforced. We continue to evaluate the necessary steps for compliance with regulations as they are enacted. For example, the European Union has enacted the Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive (RoHS) and the Waste Electrical and Electronic Equipment Directive (WEEE) for implementation in each European Union member country. RoHS regulates the use of certain hazardous substances in certain products, and WEEE requires the collection, reuse and recycling of waste from certain products. The European Union member states continue to define the scope of the implementation of RoHS and WEEE. Based on information we have received to date, certain of our products sold in these countries are or will likely be subject to RoHS and WEEE requirements. We will continue to monitor RoHS and WEEE guidance as it is announced by individual jurisdictions to determine our responsibilities. The guidance available to us to date suggests that in some instances we are not directly responsible for compliance with RoHS and WEEE because some of our products may be outside the scope of the directives. However, because the scope of the directives continues to expand in the course of implementation by the European Union member states, and because such products are sold under our brand name, we will likely be directly or contractually subject to such regulations in the case of many of our products. Also, final legislation from individual jurisdictions that have not yet implemented the directives may impose different or additional responsibilities upon us. We are also aware of similar legislation that is currently in force or being considered in the United States, as well as other countries, such as Japan and China. Our failure to comply with any of such regulatory requirements or contractual obligations could result in our being directly or indirectly liable for costs, fines or penalties and third-party claims, and could jeopardize our ability to conduct business in countries in these regions.
Natural disasters or power outages could disrupt or shut down our operations, which would negatively impact our operations.
          We are headquartered, and have significant operations, in the State of California and other areas where our operations are susceptible to damages from earthquakes, floods, fire, loss of power or water supplies, or other similar contingencies. We currently have comprehensive business continuation plans for most of our operations and facilities, and we are in the process of formulating such plans for our remaining operations and facilities. We are also in the process of formulating a companywide information technology disaster recovery plan. Despite these contingency plans, if any of our facilities were to experience a catastrophic loss or significant power outages, it could disrupt our operations, delay production, shipments and revenue, and result in large expenses to repair or replace the facility, any of which would harm our business. We are predominantly uninsured for losses and interruptions caused by earthquakes.

Risks Related to the Notes
The notes will rank junior in right of payment to our senior indebtedness and effectively junior to the liabilities of our subsidiaries.
          The notes are subordinated to all of our existing and future senior indebtedness. The notes are not secured by any of our assets. In the event we default on any of our senior indebtedness or in the event we undergo a bankruptcy, liquidation, dissolution, reorganization, or similar proceeding, the proceeds of the sale of our assets would first be applied to the repayment of our senior indebtedness before any of those proceeds would be available to make payments on our subordinated indebtedness, including the notes. Accordingly, upon an acceleration of the notes, there may be no assets remaining from which claims of the holders of the notes could be satisfied or, if any assets remained, they might be insufficient to satisfy those claims in full. No payment in respect of the notes will be permitted during certain periods when an event of default under our senior indebtedness permits the senior indebtedness lenders to accelerate its maturity.
          In addition, the notes will not be guaranteed by any of our existing or future subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due with respect to the notes or to make any funds available therefor, whether by dividends, loans or other payments. As a result, the notes will effectively rank junior in right of payment to all existing and future indebtedness and other liabilities (including trade payables) of our subsidiaries.
          As of December 30, 2006, after giving effect to the sale of the notes, and the use of the proceeds therefrom, we would have had $189.6 million of indebtedness outstanding, including $14.6 million of senior indebtedness, and our subsidiaries would have had total liabilities, including trade payables, but excluding intercompany liabilities, of approximately $96.5 million.
          In addition, the indenture governing the notes does not restrict us or our subsidiaries from incurring indebtedness (including senior indebtedness) in the future. The incurrence by us of additional senior indebtedness or by our subsidiaries of additional indebtedness and other liabilities will increase the risks described above.
We may depend on the cash flows of our subsidiaries in order to satisfy our obligations under the notes.
          We are an operating entity that also conducts a significant portion of our business through our subsidiaries. Our operating cash flows and consequently our ability to service our indebtedness, including the notes, is therefore partially dependent upon our subsidiaries’ earnings and their distributions of those earnings to us and may also be dependent upon loans, advances or other payments of funds to us by those subsidiaries. Our subsidiaries are separate legal entities and have no obligation, contingent or otherwise, to pay any amount due pursuant to the notes or to make any funds available for that purpose. Our subsidiaries’ ability to make payments may be subject to the availability of sufficient surplus funds, the terms of such subsidiaries’ indebtedness, applicable laws and other factors.
There are no restrictive covenants in the indenture for the notes relating to our ability to incur future indebtedness or liens or complete other transactions.
          The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payment of dividends, the incurrence of indebtedness, transactions with affiliates, incurrence of liens or the issuance or repurchase of securities by us or any of our subsidiaries. We therefore may incur additional indebtedness, including secured indebtedness that would be effectively senior to the notes to the extent of the value of the assets securing such indebtedness, or indebtedness at the subsidiary level to which the notes would be structurally subordinated. We may not be able to generate sufficient cash flow to pay the interest on our indebtedness, including the notes offered hereby, or future working capital, borrowings or equity financing may not be available to pay or refinance any such indebtedness.

Fluctuations in the price of our common stock may prevent you from being able to convert the notes and may impact the price of the notes and make them more difficult to resell.
          The ability of holders of the notes to convert the notes is conditioned on the closing price of our common stock reaching specified thresholds or the occurrence of specified events, such as a fundamental change. If the closing price threshold for conversion of the notes as described under “Description of the Notes—Conversion Rights—Conversion Based on Common Stock Price” is satisfied during a calendar quarter, holders may convert the notes only during the subsequent calendar quarter. If such closing price thresholds are not satisfied and the other specified events that would permit a holder to convert notes do not occur, holders would only be able to convert their notes during the period beginning on January 15, 2012 and ending on the business day immediately preceding the final maturity date of the notes.
          Because the notes are convertible into shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes and could limit the amount of cash payable upon conversion of the notes. Holders who receive common stock upon conversion of the notes will also be subject to the risk of volatility and depressed prices of our common stock.
If we decide to settle any conversion of notes in cash, you may receive less proceeds than expected because the value of our common stock may decline between the day that you exercise your conversion right and the day the value of your shares is determined.
          The conversion value that you will receive upon conversion of your notes if we decide to settle the conversion in cash is in part determined by the average of the closing sale prices per share of our common stock on the Nasdaq Global Market for the 10 consecutive trading days beginning on the third trading day immediately following the date a holder of a note has complied with all requirements under the indenture to convert the note. Accordingly, if the price of our common stock decreases after you tender your notes for conversion, the conversion value you receive may be adversely affected.
The make whole premium that may be payable upon conversion in connection with a fundamental change may not adequately compensate you for the lost option time value of your notes as a result of such fundamental change.
          If you convert notes in connection with a fundamental change, we may be required to pay a make whole premium by increasing the conversion rate applicable to your notes for a period of time, as described under “Description of the Notes—Make Whole Premium Upon Fundamental Change.” While these increases in the applicable conversion rate are designed to compensate you for the lost option time value of your notes as a result of a fundamental change, such increases are only an approximation of such lost value and may not adequately compensate you for such loss. In addition, even if a fundamental change occurs, in some cases described below under “Description of the Notes—Make Whole Premium Upon Fundamental Change” there will be no such make whole premium.
Because your right to require repurchase of the notes is limited, the market price of the notes may decline if we enter into a transaction that is not a fundamental change under the indenture.
          The term “fundamental change” is limited and does not include every event that might cause the market price of the notes to decline or result in a downgrade of the credit rating of the notes. For example, the term “fundamental change” does not apply to transactions in which 90% of the consideration paid for our common stock in a merger or similar transaction is publicly traded common stock. Our obligation to repurchase the notes upon a fundamental change may not preserve the value of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction. See “Description of the Notes—Purchase at Holders’ Option Upon Fundamental Change.”

If you hold notes, you are not entitled to any rights with respect to our common stock, but you are subject to all changes made with respect to our common stock.
          If you hold notes, you are not entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you are subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock to you in exchange for your notes and in limited cases under the anti-dilution adjustments of the notes. For example, in the event that an amendment is proposed to our certificate of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock. In addition, the number of shares issuable upon conversion of the notes is capped, and it is possible that adjustments in the notes occurring as a result of cash dividends or the make whole premium upon a fundamental change would not be sufficient to compensate the holders fully for the loss of value in the notes caused by such events.
We may not have the ability to purchase notes when required under the terms of the notes.
          Holders of notes may require us to purchase for cash all or a portion of their notes upon the occurrence of a fundamental change. We may not have sufficient financial resources or be able to arrange financing to pay the repurchase price of the notes on any date that we would be required to do so under the terms of the notes.
          Future credit agreements or other agreements relating to our indebtedness might contain provisions prohibiting the redemption or repurchase of the notes or provide that a change in control constitutes an event of default. If a fundamental change or specified trigger event occurs at a time when we are prohibited from purchasing or redeeming the notes, we could seek the consent of our lenders to purchase or redeem the notes or could attempt to refinance this indebtedness. If we do not obtain consent, we could not purchase or redeem the notes. Our failure to purchase tendered notes or to redeem the notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. In such circumstances, or if a fundamental change would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would possibly limit or prohibit payments to you. The term “fundamental change” is limited to certain specified transactions and may not include other events that might harm our financial condition. Our obligation to offer to purchase the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.
The conversion rate of the notes may not be adjusted for all dilutive events.
          The conversion rate of the notes is subject to adjustment for certain events, including but not limited to the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions or combinations of our common stock, distributions of capital stock, indebtedness or assets, certain cash dividends and certain tender or exchange offers as described under “Description of the Notes—Conversion Rights—Conversion Procedures.” The conversion rate will not be adjusted for other events, such as an issuance of common stock for cash, that may adversely affect the trading price of the notes or the common stock. We will not be required to increase the conversion rate above 53.0222 shares per $1,000 principal amount, subject to certain exceptions. In addition, in order to comply with the continued listing requirements of the Nasdaq Global Market, we may not issue more than a total of approximately 8,225,000 shares of our common stock in respect of the notes (subject to adjustment in certain cases). These limitations could result in us not being able to make anti-dilution adjustments to the conversion rate to which you would otherwise be entitled.
You should consider the United States federal income tax consequences of owning the notes.
          The United States federal income tax treatment of the conversion of the notes into a combination of our common stock and cash is uncertain. You are urged to consult your tax advisors with respect to the United States federal income tax consequences resulting from the conversion of notes into a combination of cash and common stock. A discussion of the United States federal income tax consequences of ownership of the notes is contained in this prospectus under the heading “Material U.S. Federal Income Tax Considerations.”

If we pay a cash dividend on our common stock, you may be deemed to have received a taxable dividend without the receipt of any cash.
          If we pay a cash dividend on our common stock, an adjustment to the conversion rate may result, and you may be deemed to have received a taxable dividend subject to U.S. federal income tax without the receipt of any cash. If you are a Non-U.S. Holder (as defined in “Material U.S. Federal Income Tax Considerations”), such deemed dividend generally will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable treaty. See “Material U.S. Federal Income Tax Considerations.”
An active trading market for the notes may not develop.
          We have no plans to list the notes on a securities exchange. Although the notes sold to qualified institutional buyers under Rule 144A are eligible for trading in The PORTALSM Market, any notes resold pursuant to this prospectus will no longer trade in The PORTALSM Market.
          The liquidity of any market for the notes will depend upon the number of holders of the notes, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. An active or liquid trading market for the notes may not develop.
The notes may not be rated or may receive a lower rating than anticipated, either of which may adversely affect the trading price of the notes or our common stock.
          We believe it is unlikely that the notes will be rated. However, if one or more rating agencies rate the notes and assign the notes a rating lower than the rating expected by investors, or reduce their rating in the future, the market price of the notes and our common stock would be harmed.
Risks Related to Our Common Stock
Our common stock price has been, and may continue to be, volatile and our shareholders may not be able to resell shares of our stock at or above the price paid for such shares.
          In the past, the price of our common stock has experienced volatility due to a number of factors, some of which are beyond our control. The price of our common stock may continue to experience volatility in the future from time to time. Among the factors that could affect our stock price are:
•	our operating and financial performance and prospects;

•	quarterly variations in key financial performance measures, such as revenue, net income and earnings per share;

•	changes in our financial guidance;

•	changes in revenue or earnings estimates or publication of research reports by financial analysts;

•	announcements of technological innovations or new products by us or our competitors;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings; and

•	domestic and international economic, legal, political and regulatory factors unrelated to our performance.
          The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Any adverse effect upon the trading price of our common stock would, in turn, adversely affect the trading price of the notes.

Future sales of our common stock could adversely affect our common stock price, which in turn could adversely affect the trading price of the notes.
          If all of the notes are converted into shares of common stock at the conversion price of approximately $24.05, approximately 7,277,567 shares of common stock would be issuable, which amount represents approximately 15.0% of our total outstanding common stock as of December 30, 2006.
          As of December 30, 2006, an aggregate of 4,803,568 shares of our common stock were issuable upon the exercise of outstanding stock options or the vesting of restricted stock units awarded under our stock incentive plans, and an additional 5,155,210 shares of our common stock were reserved for the grant of additional equity-based awards under these plans.
          Future sales of our common stock and instruments convertible or exchangeable into our common stock, or the perception that such sales or transactions could occur, could adversely affect the market price of our common stock. This could, in turn, have an adverse effect on the trading price of the notes. This may also make it more difficult for us to sell equity or equity-linked securities in the future at a time and a price that we deem appropriate.
Our charter documents, and certain provisions of our convertible notes, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders.
          Certain provisions of our restated articles of incorporation, restated bylaws and Nevada law are intended to encourage potential acquirers to negotiate with us and allow our board of directors the opportunity to consider alternative proposals in the interest of maximizing shareholder value. However, such provisions may also discourage acquisition proposals or delay or prevent a change in control, which in turn, could harm our stock price.
          In addition, certain provisions of our convertible notes could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a fundamental change, which include a change in control, holders of the notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes. The magnitude of the amount of any repurchase could discourage a third party from acquiring us.

NOTE REGARDING FORWARD-LOOKING STATEMENTS
          This prospectus, any prospectus supplement and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “believe,” “expect,” “will,” “anticipate,” “intend,” “estimate,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words. All statements contained or incorporated by reference in this prospectus and any prospectus supplement regarding our future strategy, future operations, projected financial position, estimated future revenues, projected costs, future prospects, the future of our industries and results that might be obtained by pursuing management’s current plans and objectives are forward-looking statements.
          You should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our forward-looking statements are based on the information currently available to us and speak only as of the date on the cover of this prospectus, the date of any prospectus supplement, or, in the case of forward-looking statements incorporated by reference, as of the date of the filing that includes the statement. New risks and uncertainties arise from time to time, and it is impossible for us to predict these matters or how they may affect us. Over time, our actual results, performance or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our securityholders. We do not undertake and specifically decline any obligation to update any forward-looking statements or to publicly announce the results of any revisions to any statements to reflect new information or future events or developments.
          We have identified some of the important factors that could cause future events to differ from our current expectations and they are described in this prospectus and supplements to this prospectus under the caption “Risk Factors” as well as in our most recent Annual Report on Form 10-K, including, without limitation, under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in other documents that we may file with the SEC, all of which you should review carefully. Please consider our forward-looking statements in light of those risks as you read this prospectus and any prospectus supplement.

USE OF PROCEEDS
          We will not receive any of the proceeds of the sale by the selling securityholders of the notes or the common stock into which the notes may be converted. See “Selling Securityholders” and “Plan of Distribution” below.
RATIOS OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended
	December 31,	December 31,	January 1,	December 31,	December 30,
	2002	2003	2005	2005	2006
Ratios of earnings to fixed charges	—	1.2x	—	5.5x	7.2x
          For the purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before provision for income taxes plus fixed charges. Fixed charges consist of interest expense and that portion of rental expense we believe to be representative of interest. Earnings, as defined, were not sufficient to cover fixed charges by $16.2 million and $25.3 million for the fiscal years ended December 31, 2002 and January 1, 2005, respectively.

DESCRIPTION OF THE NOTES
     The notes were issued under an indenture, dated as of February 7, 2007, between us and Wells Fargo Bank, National Association, as trustee (the “indenture”). As used in this description of notes, the words “our company,” “we,” “us,” “our” or “Newport” refer only to Newport Corporation and do not include any of our current or future subsidiaries. We have summarized the material provisions of the notes below. The following description is not complete and is subject to, and qualified by reference to, all of the provisions of the indenture and the notes, which we urge you to read because they, and not this description, define your rights as a note holder. A copy of the indenture is available as described under the heading “Where You Can Find More Information” in this prospectus.
General
     The notes are limited to $175,000,000 aggregate principal amount. The notes mature on February 15, 2012 unless earlier converted or repurchased. The notes were issued in denominations of $1,000 or in integral multiples of $1,000. The notes are payable at the principal corporate trust office of the paying agent, which initially is an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.
     The notes bear cash interest at the rate of 2.50% per year on the principal amount from the issue date, or from the most recent date through which interest has been paid or provided for. Interest is payable semiannually in arrears on February 15 and August 15 of each year, beginning on August 15, 2007, to holders of record at the close of business on the February 1 or the August 1 immediately preceding such interest payment date. Each payment of cash interest on the notes includes interest accrued for the period commencing on and including the immediately preceding interest payment date (or, if none, the original issue date of the notes) through the day before the applicable interest payment date (or purchase date, as the case may be). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day. Interest is calculated using a 360-day year composed of twelve 30-day months. A “business day” is any weekday that is not a day on which banking institutions in The City of New York are authorized or obligated to close.
     Interest ceases to accrue on a note upon its payment in full at maturity or purchase by us at the option of a holder following a fundamental change or conversion. We may not reissue a note that has matured or been converted, purchased or cancelled, except for registration of transfer, exchange or replacement of such note.
     Notes may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar shall initially be the trustee. No service charge will be made for any registration of transfer or exchange of notes. The holder may be required to pay any tax, assessment or other governmental charge payable as a result of any transfer or exchange to a person other than the holder.
Subordination of the Notes
     The payment of the principal of, premium, if any, and interest on the notes is subordinated to the prior payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all existing and future senior indebtedness.
     If we dissolve, wind-up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, we must pay the holders of senior indebtedness in full before we pay the holders of the notes. If the notes are accelerated because of an event of default under the indenture, we must pay the holders of senior indebtedness in full, in cash or other payment satisfactory to the holders of senior indebtedness, all amounts due and owing thereunder before we pay the holders of the notes. The indenture requires that we promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default under the indenture.
     We may not make any payment on the notes or purchase or otherwise acquire the notes if:
•	a default in the payment of any senior indebtedness occurs and is continuing beyond any applicable period of grace, or

•	any other default under the terms of designated senior indebtedness occurs and is continuing that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from us or any other person permitted to give such notice under the indenture.
     We are required to resume payments on the notes:
•	in case of a payment default of senior indebtedness, upon the date on which such default is cured or waived or ceases to exist, and

•	in case of a nonpayment default under the terms of designated senior indebtedness, the earliest to occur of (i) the date on which such nonpayment default is cured or waived or ceases to exist, (ii) 179 days after the date on which the payment blockage notice is received and (iii) the date such payment blockage period shall have been terminated by written notice to us or the trustee from the person initiating such payment blockage period; provided, however, that if the maturity of such designated senior indebtedness is accelerated, no payment may be made on the notes until such designated senior indebtedness has been paid in full or such acceleration has been cured or waived.
     No new period of payment blockage may be commenced for a default unless 365 days have elapsed since our receipt of the prior payment blockage notice. No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee can be made the basis for the commencement of a subsequent payment blockage period whether or not within a period of 365 consecutive days.
     As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture.
     If either the trustee or any holder of notes receives any payment or distribution of our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.
     The notes are not guaranteed by any of our existing or future subsidiaries. Our subsidiaries are separate legal entities and have no obligation, contingent or otherwise, to pay any amount due pursuant to the notes or to make any funds available for that purpose. We are an operating entity that also conducts a significant portion of our business through our subsidiaries. Our operating cash flows and consequently our ability to service our indebtedness, including the notes, is partially dependent upon our subsidiaries’ earnings and their distributions of those earnings to us and may also be dependent upon loans, advances or other payments of funds to us by those subsidiaries. Our subsidiaries’ ability to make payments may be subject to the availability of sufficient surplus funds, the terms of such subsidiaries’ indebtedness, applicable laws, contractual restrictions and other factors. As a result, the notes effectively rank junior in right of payment to all existing and future indebtedness and other liabilities (including trade payables) of our subsidiaries.
     At December 30, 2006, after giving effect to the issuance and sale of the notes and the use of the proceeds thereof, we would have had approximately $14.6 million of senior indebtedness, and our subsidiaries would have had approximately $96.5 million of indebtedness and other liabilities, including trade payables, but excluding inter-company indebtedness, all of which would be effectively senior in right of payment to the notes. Neither we nor our subsidiaries are restricted under the indenture from incurring additional senior indebtedness or other liabilities.
     We are obligated to pay reasonable compensation to the trustee. We have agreed to indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee’s claims for such payments are senior to the claims of the note holders.

     “Designated senior indebtedness” means any senior indebtedness that is specifically identified by us in the instrument governing or evidencing the indebtedness or the assumption or guarantee thereof (or related agreements or documents to which we are a party) as “designated senior indebtedness” for purposes of the indenture, provided that such instrument, agreement or other document may place limitations and conditions on the right of such senior indebtedness to exercise the rights of designated senior indebtedness.
     “Indebtedness” means:
     (1) all of our indebtedness, obligations and other liabilities, contingent or otherwise, (A) for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (B) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, or incurred in connection with the acquisition of any property, services or assets, whether or not the recourse of the lender is to the whole of our assets or to only a portion thereof, other than any account payable or other accrued current liability or obligation to trade creditors representing the purchase price or cost of materials or services obtained in the ordinary course of business;
     (2) all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees, bankers’ acceptances, surety bonds, performance bonds or other guaranty of contractual performance;
     (3) all of our obligations and other liabilities, contingent or otherwise, in respect of leases required, in conformity with GAAP, to be accounted for as capitalized lease obligations on our balance sheet or for a financing purpose;
     (4) all of our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including our payment obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor;
     (5) all of our obligations, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;
     (6) all of our direct or indirect guaranties or similar agreements by us in respect of, and all of our payment obligations or monetary liabilities, contingent or otherwise, to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (5);
     (7) all indebtedness or other obligations of the kinds described in clauses (1) through (5) to the extent secured by any mortgage, pledge, lien or other encumbrance existing on property that is owned or held by us, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by us; and
     (8) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (1) through (7).
     “Senior indebtedness” means the principal of, premium, if any, interest, including any interest accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in the proceeding, and rent payable on or termination payment with respect to or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, our indebtedness, whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing. Senior indebtedness does not include:
     (1) indebtedness pursuant to the subordinated promissory note, dated July 16, 2004 issued by Newport to Thermo Fisher Scientific, Inc., as such note may be amended, modified, supplemented or restated from time to time, which note shall rank pari passu with the notes (Newport intends to use a portion of the proceeds of the offering of the notes to repay this indebtedness);

     (2) any other indebtedness that expressly provides that such indebtedness will not be senior in right of payment to the notes or expressly provides that such indebtedness is on parity with or junior in right of payment to the notes; and
     (3) any indebtedness to any of our subsidiaries.
Conversion Rights
     Holders may convert their notes prior to maturity based on an initial conversion rate of 41.5861 shares per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $24.05 per share), only if the conditions for conversion described below are satisfied. Holders who convert will receive cash and, at our option as described below, common stock upon conversion. The conversion rate is subject to adjustment as described below. A note for which a holder has delivered a fundamental change repurchase notice, as described below, requiring us to purchase the note may be surrendered for conversion only if such notice is duly withdrawn in accordance with the indenture. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.
     In lieu of delivering shares of our common stock upon conversion of any note, a holder will receive, for each $1,000 principal amount of notes surrendered for conversion:
•	cash in an amount equal to the lesser of (1) $1,000 and (2) the conversion value, as defined below; and

•	if the conversion value is greater than $1,000, a number of shares of our common stock, which we refer to as the “remaining shares,” equal to the sum of the daily share amounts, as defined below, for each of the ten consecutive trading days in the conversion reference period, as defined below, appropriately adjusted to reflect stock splits, stock dividends, combinations or similar events occurring during the conversion reference period, subject to our right to deliver cash in lieu of all or a portion of such remaining shares as described below; and
provided that in no event shall the aggregate number of remaining shares per $1,000 principal amount of notes exceed the aggregate share cap, as defined below.
     The “conversion value” for each $1,000 principal amount of notes means the average of the daily conversion values, as defined below, for each of the ten consecutive trading days of the conversion reference period.
     The “daily conversion value” means, with respect to any trading day, the product of (1) the applicable conversion rate and (2) the volume weighted average price of our common stock on such trading day.
     The “conversion reference period” means:
•	for notes that are converted during the period beginning the 30th day prior to the maturity date of the notes, the ten consecutive trading days beginning on the third trading day following the maturity date; and
•	in all other instances, the ten consecutive trading days beginning on the third trading day following the conversion date.
     The “conversion date” with respect to a note means the date on which the holder of the note has complied with all requirements under the indenture to convert such note.
     The “daily share amount” means, for each trading day of the conversion reference period and each $1,000 principal amount of notes surrendered for conversion, a number of shares (but in no event less than zero) determined by the following formula:

(	volume weighted average price per share for		applicable conversion	)
	such trading day	×	rate		-	$1,000

	volume weighted average price per share for such trading day	×	10

     The “aggregate share cap” means 47 shares of our common stock per $1,000 principal amount of notes, subject to adjustment upon the occurrence of any of the events described in clauses (1) through (4) under “—Conversion Procedures” below.
     The “volume weighted average price” per share of our common stock on any trading day means such price as displayed on Bloomberg (or any successor service) page NEWP ‹equity› VAP in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day; or, if such price is not available, the volume weighted average price means the market value per share of our common stock on such day as determined by a nationally recognized independent investment banking firm retained for this purpose by us.
     A “trading day” is any day on which the Nasdaq Global Market or, if our common stock is not quoted or listed for trading on the Nasdaq Global Market, the principal national or regional securities exchange on which our common stock is listed, is open for trading or, if our common stock is not so listed, admitted for trading or quoted, any business day. A “trading day” only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then standard closing time for regular trading on the relevant exchange or trading system.
     On any day prior to the first trading day of the applicable conversion reference period, we may specify a percentage of the daily share amount that will be settled in cash (the “cash percentage”). If we elect to specify a cash percentage, the amount of cash that we will deliver in respect of each trading day in the applicable conversion reference period will equal the product of: (1) the cash percentage, (2) the daily share amount for such trading day and (3) the volume weighted average price of our common stock for such trading day (provided that after the consummation of a fundamental change in which the consideration is comprised entirely of cash, the amount used in this clause (3) will be the cash price per share received by holders of our common stock in such fundamental change). The number of shares deliverable in respect of each trading day in the applicable conversion reference period will be a percentage of the daily share amount equal to 100% minus the cash percentage. If we do not specify a cash percentage by the start of the applicable conversion reference period, we will settle the daily share amount for each trading day in the applicable conversion reference period with shares of our common stock.
     We will pay cash in lieu of fractional shares otherwise issuable upon conversion of such note. A holder of a note otherwise entitled to a fractional share will receive cash equal to the applicable portion of the arithmetic average of the volume weighted average price of our common stock for each of the ten consecutive trading days of the conversion reference period.
     The conversion value, daily share amount and the number of shares, if any, to be issued upon conversion of the notes will be determined by us at the end of the conversion reference period. Upon conversion of a note, we will pay the cash and deliver the shares of common stock, as applicable, as promptly as practicable after expiration of the conversion reference period, but in no event later than the fifth business day after such expiration.
     The ability to surrender notes for conversion expires at the close of business on the business day immediately preceding the stated maturity date.
Conversion Based on Common Stock Price
     Holders may surrender notes for conversion during any calendar quarter beginning after March 31, 2007 and only during such calendar quarter, if, as of the last day of the preceding calendar quarter, the closing price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding calendar quarter is more than 120% of the conversion price, as defined below, per share of common stock on the last day of such preceding calendar quarter, which we refer to as the “conversion trigger price.”
     The “closing price” of our common stock on any trading day means the reported last sale price per share (or, if no last sale price is reported, the average of the bid and ask prices per share or, if more than one in either case, the average of the average bid and the average ask prices per share) on such date reported by the Nasdaq Global Market or, if our common stock is not quoted or listed for trading on the Nasdaq Global Market, as reported by the principal national or regional securities exchange on which our common stock is listed or otherwise as provided in the indenture.

     The “conversion price” per share of common stock as of any day equals the result obtained by dividing $1,000 by the then applicable conversion rate, rounded to the nearest cent.
     The conversion trigger price is approximately $28.86, which is 120% of the initial conversion price per share of common stock, subject to adjustment upon occurrence of any of the events in respect of which the conversion rate would be subject to adjustment as described under "—Conversion Procedures” below.
     The conversion agent will, on our behalf, determine at the beginning of each calendar quarter commencing at any time after March 31, 2007 whether the notes are convertible as a result of the price of our common stock and notify us and the trustee.
Conversion Based on Trading Price of Notes
     Holders may surrender notes for conversion during any five business day period after any five consecutive trading day period in which the “trading price” per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each day of that period was less than 98% of the product of the closing price of our common stock for each day in that period and the conversion rate per $1,000 principal amount of notes (the “trading price condition”).
     The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $5 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $5 million principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the “closing price” of our common stock and the conversion rate per $1,000 principal amount of notes.
     In connection with any conversion upon satisfaction of the trading price condition, the trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder of the notes provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the closing price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the notes. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of the notes is greater than 98% of the product of the closing price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes.
Conversion Upon Specified Distributions to Holders of Our Common Stock
     If we:
•	distribute to all holders of our common stock certain rights (including rights under a stockholder rights agreement) or warrants entitling them to purchase, for a period expiring within 45 days of the date of issuance, common stock at less than the then current market price of our common stock, or

•	distribute to all holders of our common stock cash, assets, indebtedness securities or certain rights to purchase our securities, which distribution has a per share value exceeding 7.5% of the closing price of our common stock on the business day preceding the declaration date for such distribution, we will notify the holders of notes at least 20 days prior to the ex-dividend date for such distribution; provided that if we distribute rights pursuant to a stockholder rights agreement, we will notify the holders of the notes on the business day after we are required to give notice generally to our stockholders pursuant to such stockholder rights agreement if such date is less than 20 days prior to the date of such distribution. Once we have given the notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. A holder may not convert its notes under this conversion provision upon the specified distributions above if the holder will participate in such distribution due to the participation of holders of the notes in such distribution.

Conversion Upon Fundamental Change
     We will notify the holders of notes and the trustee at least 10 trading days prior to the anticipated effective date of any fundamental change, as defined below under “—Purchase at Holders’ Option Upon Fundamental Change,” that we know or reasonably should know will occur. If we do not know, and should not reasonably know, that a fundamental change will occur until a date that is within 10 trading days before the anticipated effective date of such fundamental change, we will notify the holders and the trustee promptly after we have knowledge of such fundamental change. Holders may surrender notes for conversion at any time beginning 10 trading days before the anticipated effective date of a fundamental change and until the trading day prior to the fundamental change repurchase date.
Conversion at Maturity
     Holders may surrender notes for conversion at any time during the period beginning on January 15, 2012 and ending at the close of business on the business day immediately preceding the maturity date.
Conversion Procedures
     To convert a note, a holder must:
•	complete and manually sign a conversion notice, a form of which is on the back of the note, and deliver the conversion notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

•	if required, pay all transfer or similar taxes.
     On conversion of a note, a holder will not receive, except as described below, any cash payment representing any accrued interest. Instead, accrued interest will be deemed paid by the shares of common stock (or any cash in lieu thereof) received by the holder on conversion. Delivery to the holder of the full number of shares of common stock into which the note is convertible (or any cash in lieu thereof), together with any cash payment of such holder’s fractional shares, will thus be deemed:
•	to satisfy our obligation to pay the principal amount of a note; and

•	to satisfy our obligation to pay accrued and unpaid interest.
     As a result, accrued interest is deemed paid in full rather than cancelled, extinguished or forfeited. Holders of notes surrendered for conversion during the period from the close of business on any regular record date next preceding any interest payment date to the opening of business of such interest payment date will receive the semiannual interest payable on such notes on the corresponding interest payment date notwithstanding the conversion, and such notes upon surrender must be accompanied by funds equal to the amount of such payment, unless such notes have been surrendered for conversion following the regular record date immediately preceding the final interest payment date, in which case no such payment will be required.
     The conversion rate will not be adjusted for accrued interest. For a discussion of the tax treatment of a conversion of the notes, see “Material U.S. Federal Income Tax Considerations.”
     We will adjust the conversion rate for certain events, including:
     (1) the issuance of our common stock as a dividend or distribution to holders of our common stock;
     (2) some subdivisions and combinations of our common stock;
     (3) the issuance to all holders of our common stock of some rights or warrants entitling them for a period expiring within 45 days of such issuance to purchase our common stock, or securities convertible into our common stock, at less than, or having a conversion price per share less than, the then current market price of our common stock;

     (4) the dividend or other distribution to all holders of our common stock of shares of our capital stock, other than common stock, or evidences of our indebtedness or our assets, including securities (but excluding those rights and warrants referred to above and dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, liquidation, dissolution, winding up, sale or conveyance resulting in a change in the conversion consideration, or pursuant to any stockholder rights plan or dividends or distributions paid exclusively in cash);
     (5) dividends or other distributions consisting exclusively of cash to all holders of our common stock; and
     (6) payments to holders in respect of a tender offer or exchange offer for our common stock by us or any of our subsidiaries to the extent that the cash and fair market value of any other consideration included in the payment per share exceeds the closing price of our common stock on the trading day following the last date on which tenders or exchanges may be made pursuant to such tender offer or exchange offer.
     In the event that we pay a dividend or make a distribution to all holders of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted, unless we make an equivalent distribution to holders of notes, based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the Nasdaq Global Market or such other national or regional exchange or market on which the securities are then listed or quoted.
     In addition, the indenture will provide that upon conversion of the notes, holders will receive, to the extent that we deliver shares of common stock upon such conversion, any rights related to such common stock pursuant to any future shareholder rights plan, whether or not such rights have separated from the common stock at the time of such conversion. However, there will not be any adjustment to the conversion privilege or conversion rate as a result of:
•	the issuance of such rights;

•	the distribution of separate certificates representing such rights;

•	the exercise or redemption of such rights in accordance with any rights agreement; or

•	the termination or invalidation of such rights.
     Notwithstanding the foregoing, if a holder of notes exercising its right of conversion after the distribution of rights pursuant to such rights plan in effect at the time of such conversion is not entitled to receive the rights that would otherwise be attributable (but for the date of conversion) to the shares of common stock to be received upon such conversion, if any, the conversion rate will be adjusted as though the rights were being distributed to holders of common stock on the date the rights become separable from such stock. If such an adjustment is made and such rights are later redeemed, repurchased, invalidated or terminated, then a corresponding reversing adjustment will be made to the conversion rate on an equitable basis.
     In the case of the following events (each, a “business combination”):
•	any recapitalization, reclassification or change of our common stock, other than changes resulting from a subdivision or combination;

•	a consolidation, merger or combination involving us;

•	a sale, conveyance or lease to another corporation of all or substantially all of our property and assets, other than to one or more of our subsidiaries; or

•	a statutory share exchange
in each case as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, the holders of the notes then outstanding will be entitled thereafter to convert those notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such business combination had such notes been converted into our common stock (assuming for such purposes such conversion were settled entirely in our common stock and without giving effect to any adjustment to the conversion rate with respect to a business combination constituting a fundamental change as described in “—Make Whole Premium Upon Fundamental Change”) immediately prior to such business combination, except that such holders will not receive a make whole premium if such holder does not convert its notes “in connection with” the relevant fundamental change. In the event holders of our common stock have the opportunity to elect the form of consideration to be received in such business combination, we will make adequate provision whereby the notes shall be convertible from and after the effective date of such business combination into the form of consideration elected by a majority of our stockholders in such business combination. Appropriate provisions will be made, as determined in good faith by our board of directors, to preserve the net share settlement provisions of the notes following such business combination to the extent feasible. We may not become a party to any such transaction unless its terms are consistent with the preceding. None of the foregoing provisions shall affect the right of a holder of notes to convert its notes into shares of our common stock prior to the effective date.
     The indenture permits us to increase the conversion rate, to the extent permitted by law, for any period of at least 20 days. In that case we will give at least 15 days’ notice of such increase. We may also make such increase in the conversion rate, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any U.S. federal income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for U.S. federal income tax purposes.
     For U.S. federal income tax purposes, adjustments to the conversion rate (or failures to make such adjustments) that have the effect of increasing the holders’ proportionate interests in our assets or earnings may in some circumstances result in a taxable deemed distribution to the holders. See “Material U.S. Federal Income Tax Considerations.” We will not be required to adjust the conversion rate unless the adjustment would result in a change of at least 1% of the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and take them into account when determining subsequent adjustments. We will not make any adjustments if holders of notes are permitted to participate in the transactions described above in clauses (1) through (6) that would otherwise require adjustment of the conversion rate. Except as stated above, the conversion rate will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase our common stock or any such security.
     Upon determining that the holders are or will be entitled to convert their notes in accordance with these provisions, we will promptly issue a press release and use our reasonable efforts to post such information on our website or otherwise publicly disclose this information.
     Notwithstanding the foregoing, in no event shall the conversion rate as adjusted in accordance with the foregoing exceed 53.0222 shares of our common stock per $1,000 principal amount of notes, other than on account of proportional adjustments to the conversion rate in the manner set forth in clauses (1) through (4) above.
Purchase at Holders’ Option Upon Fundamental Change
     If a fundamental change occurs, each holder of notes will have the right to require us to repurchase all or any portion of that holder’s notes that is equal to $1,000 or an integral multiple of $1,000, on the date fixed by us, which we refer to as the fundamental change purchase date, that is not less than 30 nor more than 45 days after the date we give notice of the fundamental change, at a fundamental change purchase price equal to 100% of the principal amount of the notes to be repurchased, together with interest accrued and unpaid to, but excluding, the fundamental change purchase date. If such purchase date is after a record date but on or prior to an interest payment date, however, then the interest payable on such date will be paid to the holder of record of the notes on the relevant record date.
     Within 30 days after the occurrence of a fundamental change, we are required to give notice to all holders of notes, as provided in the indenture, of the occurrence of the fundamental change and of their resulting repurchase right. We must also deliver a copy of our notice to the trustee.
     In order to exercise the repurchase right upon a fundamental change, a holder must deliver prior to the purchase date a fundamental change purchase notice stating among other things:
•	if certificated notes have been issued, the certificate numbers of the notes to be delivered for purchase;

•	the portion of the principal amount of notes to be purchased, in integral multiples of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.
     If the notes are not in certificated form, a holder’s fundamental change purchase notice must comply with appropriate DTC procedures.
     A holder may withdraw any fundamental change purchase notice by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change purchase date. The notice of withdrawal must state:
•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, of the notes which remains subject to the fundamental change purchase notice.
     In connection with any purchase offer in the event of a fundamental change, we will, if required:
•	comply with the provisions of Rule 13e-4, Rule 14e-1, and any other tender offer rules under the Exchange Act, which may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.
     Payment of the fundamental change purchase price for a note for which a fundamental change purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of such fundamental change purchase notice. Payment of the fundamental change purchase price for the note will be made promptly following the later of the fundamental change purchase date or the time of delivery of the note.
     If the paying agent holds money or securities sufficient to pay the fundamental change purchase price of the note on the business day following the fundamental change purchase date in accordance with the terms of the indenture, then, immediately after the fundamental change purchase date, the note will cease to be outstanding and interest on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder will terminate, other than the right to receive the fundamental change purchase price upon delivery of the note.
     A “fundamental change” is deemed to have occurred upon a change of control or a termination of trading, each as defined below.
     A “change of control” is deemed to have occurred at such time after the original issuance of the notes when the following has occurred:
•	the acquisition by any person of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

•	our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person other than to one or more of our wholly-owned subsidiaries, other than:
•	any transaction:
•	that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock, and

•	pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction; or

•	any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity; or
•	during any consecutive two-year period, individuals who at the beginning of that two-year period constituted our board of directors, together with any new directors whose election to our board of directors, or whose nomination for election by our stockholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of our board of directors then in office.
     Notwithstanding the foregoing, it will not constitute a change of control if 90% of the consideration for the common stock (excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in the transaction or transactions constituting the change of control consists of common stock or American Depositary Shares representing shares of common stock traded on a U.S. national securities exchange, or which will be so traded when issued or exchanged in connection with the change of control, and as a result of such transaction or transactions the notes become convertible solely into cash in an amount equal to the lesser of $1,000 and the conversion value and, if the conversion value is greater than $1,000, payment of the excess value in the form of such common stock, subject to the right to deliver cash in lieu of all or a portion of such remaining shares in substantially the same manner as described above.
     A “termination of trading” is deemed to have occurred if our common stock or other common stock into which the notes are convertible is neither listed for trading on a U.S. national securities exchange, nor traded in over-the-counter securities markets, and no American Depositary Shares or similar instruments for such common stock are so listed or approved for listing in the United States.
     For purposes of the foregoing, beneficial ownership shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term “person” includes any syndicate or group which would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.
     Rule 13e-4 under the Exchange Act requires the dissemination of certain information to securityholders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.
     We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.
     No notes may be purchased by us at the option of holders upon the occurrence of a fundamental change if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the fundamental change purchase price with respect to the notes.
     The preceding provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may adversely affect holders.
     Our ability to repurchase notes upon the occurrence of a fundamental change is subject to important limitations. The occurrence of a fundamental change could cause an event of default under, or be prohibited or limited by, the terms of our indebtedness. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes when required following a fundamental change would result in an event of default under the indenture. Any such default may, in turn, cause a default under our other indebtedness, if any.
     The definition of fundamental change includes a phrase relating to the conveyance, transfer, lease, or other disposition of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a conveyance, transfer, lease, or other disposition of less than all of our assets may be uncertain.

Make Whole Premium Upon Fundamental Change
     If a fundamental change, as defined above under “—Purchase at Holders’ Option Upon Fundamental Change,” occurs, we will pay, to the extent described below, a make whole premium if you convert your notes in connection with any such transaction by increasing the conversion rate applicable to such notes if and as required below. A conversion of the notes by a holder is deemed for these purposes to be “in connection with” a fundamental change if the conversion notice is received by the conversion agent on or subsequent to the date 10 trading days prior to the date announced by us as the anticipated effective date of the fundamental change but before the close of business on the business day immediately preceding the related fundamental change purchase date. Any make whole premium will have the effect of increasing the amount of any cash, securities or other assets otherwise due to holders of notes upon conversion. Any increase in the applicable conversion rate is determined by reference to the table below and is based on the date on which the fundamental change becomes effective, which we refer to as the “effective date,” and the price, which we refer to as the “stock price,” paid, or deemed to be paid, per share of our common stock in the transaction constituting the fundamental change, subject to adjustment as described below. If holders of our common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share of our common stock. In all other cases, the stock price shall be the average of the closing prices of our common stock for each of the 10 trading days immediately prior to but not including the effective date.
     The following table shows the amount, if any, by which the applicable conversion rate will increase for each hypothetical stock price and effective date set forth below.
Make Whole Premium Upon Fundamental Change (Increase in Applicable Conversion Rate)

Stock Price on	February 7,	February 15,	February 15,	February 15,	February 15,	February 15,
Effective Date	2007*	2008	2009	2010	2011	2012
$18.86	11.4361	11.4361	11.4361	11.4361	11.4361	11.4361
$20.00	10.1154	9.8642	9.5245	9.0824	8.4831	8.4139
$22.00	8.2772	7.9062	7.4095	6.7360	5.7245	3.8685
$24.00	6.8931	6.4508	5.8677	5.0785	3.8734	0.0806
$26.00	5.8312	5.3541	4.7350	3.9024	2.6571	0.0000
$28.00	5.0015	4.5159	3.8889	3.0623	1.8698	0.0000
$30.00	4.3429	3.8634	3.2499	2.4577	1.3641	0.0000
$40.00	2.4842	2.1071	1.6514	1.1191	0.5299	0.0000
$50.00	1.6640	1.3892	1.0767	0.7300	0.3697	0.0000
$60.00	1.2305	1.0238	0.8009	0.5512	0.2881	0.0000

*	Original issue date of the notes.
     The actual stock price and effective date may not be set forth on the table, in which case:
•	if the actual stock price on the effective date is between two stock prices on the table or the actual effective date is between two effective dates on the table, the amount of the conversion rate adjustment is determined by a straight-line interpolation between the adjustment amounts set forth for the two stock prices and the two effective dates on the table based on a 365-day year, as applicable.

•	if the stock price on the effective date exceeds $60.00 per share, subject to adjustment as described below, no adjustment to the applicable conversion rate will be made.

•	if the stock price on the effective date is less than $18.86 per share, subject to adjustment as described below, no adjustment to the applicable conversion rate will be made.
     The stock prices set forth in the first column of the table above will be adjusted as of any date on which the conversion rate of the notes is adjusted as set forth under “—Conversion Procedures” above. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The conversion rate adjustment amounts set forth in the table above will be adjusted in the same manner as the conversion rate as set forth above under “—Conversion Procedures,” other than by operation of an adjustment to the conversion rate by virtue of the make whole premium as described above.
     Notwithstanding the foregoing, in no event will the conversion rate exceed 53.0222 shares of our common stock per $1,000 principal amount of notes, other than on account of proportional adjustments to the conversion rate in the manner set forth in clauses (1) through (4) under "—Conversion Procedures” above.
     Certain continued listing standards of the Nasdaq Global Market potentially limit the amount by which we may increase the conversion rate. These standards generally require us to obtain the approval of our stockholders before entering into certain transactions that potentially result in the issuance of 20% or more of our outstanding common stock under certain circumstances. Accordingly, we will not increase the conversion rate as described above beyond the maximum level permitted by these continued listing standards. We will make any such reduction in the increase to the conversion rate in good faith and, to the extent practical, pro rata in accordance with the principal amount of the notes surrendered for conversion in connection with the fundamental change. In accordance with these listing standards, these restrictions will apply at any time when the notes are outstanding, regardless of whether we then have a class of securities quoted on the Nasdaq Global Market.
     The additional shares, if any, or any cash delivered to satisfy our obligations to holders that convert their notes in connection with a fundamental change will be delivered upon the later of the settlement date for the conversion and promptly following the effective date of the fundamental change transaction.
     Our obligation to deliver the additional shares, or cash to satisfy our obligations, to holders that convert their notes in connection with a fundamental change could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.
Events of Default and Acceleration
     The following are events of default under the indenture:
•	default in the payment of any principal amount or fundamental change purchase price due with respect to the notes, when the same becomes due and payable, regardless of whether such payment is permitted pursuant to the subordination provisions of the indenture;

•	default in payment of any interest (including additional interest) under the notes, which default continues for 30 days, regardless of whether such payment is permitted pursuant to the subordination provisions of the indenture;

•	default in the delivery when due of all cash and any shares of common stock payable upon conversion with respect to the notes, which default continues for 15 days, regardless of whether such delivery is permitted pursuant to the subordination provisions of the indenture;

•	our failure to comply with any of our other agreements in the notes or the indenture upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate principal amount of the notes, and the failure to cure (or obtain a waiver of) such default within 60 days after receipt of such notice;

•	default in the payment of principal by the end of any applicable grace period or resulting in acceleration of other indebtedness of Newport for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $10 million and such acceleration has not been rescinded or annulled or such indebtedness repaid within a period of 30 days after written notice to us by the trustee or us and the trustee by the holders of at least 25% in aggregate principal amount of the notes, provided that if any such default is cured, waived, rescinded or annulled, then the event of default by reason thereof would not be deemed to have occurred; and

•	certain events of bankruptcy, insolvency or reorganization affecting us or any of our significant subsidiaries.

          If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding may declare the principal of the notes and any accrued and unpaid interest through the date of such declaration immediately due and payable. In the case of certain events of bankruptcy or insolvency with respect to us, the principal amount of the notes together with any accrued interest through the occurrence of such event shall automatically become and be immediately due and payable.
Consolidation, Mergers or Sales of Assets
          The indenture provides that we may not consolidate with or merge into any person (unless we are the surviving person) or convey, transfer or lease our properties and assets substantially as an entity to another person, unless:
•	the resulting, surviving or transferee person is a corporation, limited liability company, partnership, trust or other business entity organized and existing under the laws of the United States, any state thereof or the District of Columbia, and such corporation (if other than us) assumes all our obligations under the notes and the indenture;

•	after giving effect to the transaction no event of default, and no event that, after notice or passage of time, would become an event of default, has occurred and is continuing; and

•	other conditions described in the indenture are met.
          Upon the assumption of our obligations by such corporation in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture. Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring could constitute a fundamental change of our company, permitting each holder to require us to purchase the notes of such holder as described above. An assumption of our obligations under the notes and the indenture by such corporation might be deemed for United States federal tax purposes to be an exchange of the notes for new notes by the beneficial owners thereof, resulting in recognition of gain or loss for such purposes and possibly other adverse tax consequences to the beneficial owner. You should consult your own tax advisors regarding the tax consequences of such an assumption.
Reporting Obligations of Newport
          The indenture requires us:
•	To file in a timely fashion all reports and other information and documents which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act, including our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q,

•	Within 120 days after the end of each fiscal year of the company, to deliver to the trustee an officer’s certificate stating whether the signatory knows of any default or event of default under the indenture, and describing any default or event of default and the efforts to remedy the same, and

•	During the holding period applicable to sales of the notes under Rule 144(k), upon the request of a beneficial holder of the notes or shares issued upon conversion, deliver any other information required pursuant to Rule 144A(d)(4) under the Securities Act, to the extent required to allow such beneficial holder to sell its notes or common stock without registration under the Securities Act within the limitations of the exemption provided by Rule 144A.
          Any failure on our part to comply with our reporting obligations will result in an event of default under the indenture 60 days following our receipt of a notice of default from the trustee or holders of 25% of the aggregate principal amount of notes then outstanding.
Modification
          The trustee and we may amend the indenture or the notes with the consent of the holders of not less than a majority in aggregate principal amount of the notes then outstanding. However, the consent of the holder of each outstanding note affected is required to:
•	alter the manner of calculation or decrease the rate of accrual of interest on the note or change the time of payment;

•	make the note payable in money or securities other than that stated in the note;

•	change the stated maturity of the note;

•	reduce the principal amount or fundamental change purchase price (including any make whole premium payable) with respect to the note;

•	make any change that adversely affects the conversion rights of a holder in any material respect other than as provided in the indenture;

•	make any change that adversely affects the right of a holder to require us to purchase the note;

•	impair the right to institute suit for the enforcement of any payment with respect to the note or with respect to conversion of the note;

•	change the currency of payment of principal of, or interest on, the note;

•	except as otherwise permitted or contemplated by provisions of the indenture concerning specified reclassification or corporation reorganizations, adversely affect the conversion rights of the note; or

•	change the provisions in the indenture that relate to modifying or amending the indenture.
          Without the consent of any holder of notes, the trustee and we may amend the indenture:
•	to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the notes;

•	to add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

•	to secure our obligations in respect of the notes;

•	to evidence and provide the acceptance of the appointment of a successor trustee under the indenture;

•	to comply with the requirements of the SEC in order to effect or maintain qualification of the indenture under the Trust Indenture Act of 1939, as amended, as contemplated by the indenture or otherwise;

•	to cure any ambiguity, omission, defect or inconsistency in the indenture; or

•	to make any change that does not adversely affect the rights of the holders of the notes in any material respect.
          The holders of a majority in aggregate principal amount of the outstanding notes may, on behalf of all the holders of all notes:
•	waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; or

•	waive any past default under the indenture and its consequences, except a default in the payment of any amount due, or in the obligation to deliver common stock or cash, with respect to any note or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.
Discharge of the Indenture
          We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the notes have become due and payable, whether at stated maturity a fundamental change purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture.
Calculations in Respect of Notes
          We are responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the average market prices of the notes and of our common stock. We will make all these calculations in good faith and, absent manifest error, our calculations are final and binding on holders of notes. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of our calculations without independent verification.

Governing Law
          The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York.
Information Concerning the Trustee
          Wells Fargo Bank, National Association is the trustee, registrar, paying agent and conversion agent under the indenture for the notes.
Global Notes; Book Entry; Form
          The notes are represented by a global security, which has been deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, a global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in certain limited circumstances described below.
          DTC has advised us that it is:
•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.
          DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.
          Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants.
          The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.
          Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion. So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC.
          Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action. Additionally, in such case, the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.
          We will make payments of principal of, premium, if any, and interest (including any additional interest) on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.
          We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest (including any additional interest) on the global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We do not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.
          Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.
          DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depositary for the global security or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global security for certificated securities which it will distribute to its participants and which will be legended, if required. Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee have any responsibility, or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.
Registration Rights
          In the registration rights agreement we have entered into with the initial purchaser, we have agreed, for the benefit of the holders of notes and the common stock into which the notes are convertible, that we will, at our expense file a registration statement, of which this prospectus is a part, covering resales by holders of all notes and the common stock issuable upon conversion of the notes. In addition, we will use our commercially reasonable efforts to keep the registration statement effective until the earlier of (1) the sale pursuant to the shelf registration statement of the notes and all of the shares of common stock issuable upon conversion of the notes, (2) the date when the holders, other than holders that are our “affiliates,” of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act or any successor Rule thereto or otherwise and (3) the date that is two years from the original issuance of the notes.
          We will provide to each registered holder copies of the prospectus and take certain other actions as are required to permit unrestricted resales of the notes and the common stock issuable upon conversion of the notes. A holder who sells those securities pursuant to the shelf registration statement will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers and will be bound by the provisions of the registration rights agreement, which are applicable to that holder, including certain indemnification provisions.

          We agreed in the registration rights agreement to give notice to holders of the filing of the shelf registration statement by issuing a press release. Attached to the offering memorandum, dated February 1, 2007, related to the private placement of the notes or otherwise made available by us to holders is a form of notice and questionnaire to be completed and delivered by a holder of notes prior to any intended distribution of registrable securities pursuant to the shelf registration statement. After the shelf registration statement becomes or has been declared effective, upon receipt of any completed questionnaire, together with such other information as we may reasonably request from a holder of such notes, we will use our commercially reasonable efforts to file within 20 business days such amendments to the shelf registration statement or supplements to the related prospectus as are necessary to permit such holder to deliver such prospectus to purchasers of registrable securities, subject to our right to suspend the use of the prospectus as discussed below; provided that we will not be required to file a post-effective amendment more than one time in any calendar quarter for all such holders. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling securityholder in the prospectus and therefore will not be permitted to sell any registrable securities pursuant to the shelf registration statement.
          The filing of the registration statement in which this prospectus has been included satisfies our obligation to file a shelf registration statement. We will be permitted to suspend the use of the prospectus that is part of the shelf registration statement if our board of directors determines to do so for valid business reasons, including circumstances relating to pending corporate developments and similar events or public filings with the SEC for a period not to exceed 45 days in any three-month period and not to exceed an aggregate of 120 days in any twelve-month period. We need not specify the nature of the event giving rise to a suspension in any notice of a suspension provided to the holders.
          If:
               (a) the registration statement shall cease to be effective or fail to be usable, except as permitted in the preceding paragraph, without being succeeded within seven business days by a post-effective amendment or a report filed with the SEC pursuant to the Exchange Act that cures the failure of the registration statement to be effective or usable; or
               (b) the prospectus has been suspended as described in the preceding paragraph longer than the period permitted by such paragraph, each a “registration default,” additional interest will accrue on the notes, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Additional interest will be paid semi-annually in arrears, with the interest payment due on the first interest payment date following the date on which such additional interest begins to accrue, and will accrue at an additional rate per year equal to:
•	0.25% of the principal amount of the notes to and including the 90th day following such registration default; and

•	0.50% of the principal amount of the notes from and after the 91st day following such registration default.
          In no event will additional interest accrue after the second anniversary of the date of issuance of the notes or at a rate per year exceeding 0.50% of the issue price of the notes. We have no other liabilities for monetary damages with respect to any registration default. If a holder has converted some or all of its notes into common stock, the holder is not entitled to receive any additional interest with respect to such common stock or the principal amount of the notes converted.
          This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all of the provisions of the registration rights agreement, a copy of which is available as described under the heading “Where You Can Find More Information” in this prospectus.

DESCRIPTION OF CAPITAL STOCK
General
          Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.1167 per share. We do not have any authorized preferred stock.
Common Stock
          As of December 30, 2006, there were 41,457,632 shares of common stock outstanding held of record by approximately 1,012 holders, based upon the records of our transfer agent, which do not include beneficial owners of common stock whose shares are held in the names of various securities brokers, dealers and registered clearing agencies. The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Holders of our common stock do not have any preemptive rights or cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of our common stock are entitled to receive dividends when, as, and if declared by our board out of legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities. All of the outstanding shares of our common stock, when issued and paid for will be fully paid and nonassessable.
Anti-Takeover Effects of Certain Provisions of Nevada Law and Our Articles of Incorporation and Bylaws
          Certain provisions of Nevada law, our restated articles of incorporation, as amended, and our restated bylaws, as amended, contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms, and increased value to our stockholders.
Classified Board of Directors
          Our board of directors currently consists of eight directors, divided into four classes of two directors each. One class of directors is elected each year for a term of four years. As a result, any stockholder or group of stockholders desiring to obtain control over our board of directors by electing a majority of our directors, would only be able to do so over a period of three years.
Supermajority Vote Required for a Business Combination
          Article Eleven of our restated articles of incorporation, as amended, provides that a business combination with a substantial stockholder (defined as the beneficial owner of more than 10% of our outstanding voting stock) or an affiliate of a substantial stockholder requires the affirmative vote of at least 75% of our outstanding voting stock, unless a series of specific conditions are met. This provision may delay or make it more difficult for us to be acquired by a tender offer for our shares.
Limits on Ability of Stockholders to Call a Special Meeting or Act by Written Consent
          Our restated bylaws, as amended, provide that, unless otherwise required by law, special meetings of the stockholders may be called only by the our board of directors, the chairman of the board or, the president, and shall be called by any of such person upon the request of the holders of the shares entitled to cast at least 50% of the votes at such meeting. In addition, our restated bylaws, as amended, do not permit our stockholders to act by written consent in lieu of a duly called meeting of stockholders. These provisions may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals
          Our restated bylaws, as amended, establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors. Our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
Nevada Anti-Takeover Statutes
     Business Combinations Act
          We are subject to Nevada’s anti-takeover law, commonly known as the Business Combinations Act. This law provides that specified persons who, together with affiliates and associates, own, or within three years did own, 10% or more of the outstanding voting stock of a corporation cannot engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The law defines the term business combination” to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This provision has an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock.
     Control Shares Act
          Nevada law provides that, in certain circumstances, a stockholder who acquires a controlling interest in a corporation, defined in the statute as an interest in excess of a 1/5, 1/3 or 1/2 interest, has no voting rights in the shares acquired that caused the stockholder to exceed any such threshold, unless the corporation’s other stockholders, by majority vote, grant voting rights to such shares. We may opt out of this act by amending our bylaws either before or within ten days after the relevant acquisition of shares. Presently, our bylaws do not opt out of this act.
Transfer Agent and Registrar
          Wells Fargo Shareowner Services is the transfer agent and registrar for our common stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
          TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY YOU FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”); (B) SUCH DISCUSSION IS INCLUDED HEREIN BY NEWPORT IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY NEWPORT OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
          This section is a discussion of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and the common stock into which the notes may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing U.S. federal income tax authorities, all of which are subject to change or differing interpretations, possibly with retroactive effect. There can be no assurances that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of purchasing, owning or disposing of the notes or common stock. The summary generally applies only to beneficial owners of the notes that purchase their notes in this offering for an amount equal to the issue price of the notes that hold the notes and common stock as “capital assets” (generally, for investment). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner in light of the beneficial owner’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Code, or a U.S. Holder (as defined below) whose “functional currency” is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which may be subject to special rules (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt entities, tax-deferred or other retirement accounts, certain former citizens or residents of the United States, and persons holding notes or common stock as part of a hedging or conversion transaction or a straddle, or persons deemed to sell notes or common stock under the constructive sale provisions of the Code). Finally, the summary does not describe the effect of the U.S. federal estate and gift tax laws or the effects of any applicable foreign, state or local laws.
          INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF U.S. FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE AND LOCAL LAWS, AND TAX TREATIES.
U.S. Holders
          As used herein, the term “U.S. Holder” means a beneficial owner of the notes or the common stock into which the notes may be converted that, for U.S. federal income tax purposes is (1) an individual who is a citizen or resident of the United States, (2) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States, including the District of Columbia, or (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source. A trust is a U.S. Holder if it (1) is subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of the notes or the common stock into which the notes may be converted (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that, for U.S. federal income tax purposes, is not a U.S. Holder. If a partnership (including for this purpose any entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of a note or common stock acquired upon conversion of a note, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. A beneficial owner of a note or common stock acquired upon conversion of a note that is a partnership, and partners in such partnership, should consult their own tax advisors about the U.S. federal income tax consequences of purchasing, owning and disposing of the notes and the common stock into which the notes may be converted.

Taxation of Stated Interest
          U.S. Holders will be required to recognize as ordinary income any stated interest paid or accrued on the notes, in accordance with their regular method of tax accounting.
Additional Payments
          In general, if a note provides for contingent payments other than stated principal and interest, the holder may be required to accrue interest income at a rate higher than the stated interest rate and treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange, conversion or retirement of a note before the resolution of the contingencies. In certain circumstances, holders of our notes could receive payments in excess of stated principal and interest. If we do not comply with our obligations under the registration rights agreement, such non-compliance may result in the payment of predetermined additional interest (the “Additional Interest”) in the manner described under “Description of the Notes—Registration Rights.” In addition, under certain circumstances we may be required to increase the conversion rate in connection with certain fundamental changes, as described under “Description of the Notes—Conversion Rights—Make Whole Premium Upon Fundamental Changes.” We intend to take the position for U.S. federal income tax purposes that the notes should not be subject to the special rules applicable to contingent payment indebtedness instruments. Instead, we intend to take the position that any payments of the Additional Interest should be taxable to you as ordinary interest income when received or accrued, in accordance with your usual method of tax accounting, and that any additional consideration resulting from an increase to the conversion rate pursuant to a make-whole fundamental change should be taken into account in the manner described under “—Constructive Distributions” upon a conversion of the notes. This position is based in part on our determination that as of the date of issuance of the notes, such payments and such increase are “remote” or “incidental” contingent payments within the meaning of applicable Treasury Regulations. Therefore, for purposes of filing tax or information returns with the IRS, we will not treat the notes as contingent payment indebtedness instruments. Our position in this regard is binding on a holder unless the holder discloses a contrary position to the IRS. However, this position is not binding on the IRS and the IRS may take a contrary position from that described above, which could affect the timing and character of both holders’ income from the notes and our deductions with respect to the notes. In the event we pay Additional Interest or the conversion rate is increased pursuant to a make-whole fundamental change, holders should consult their own tax advisors regarding the treatment of such payments. The remainder of this discussion assumes that the notes will not be treated as contingent payment indebtedness instruments.
Sale, Exchange, Redemption or Other Disposition of Notes
          A U.S. Holder generally will recognize capital gain or loss if the holder disposes of a note in a sale, exchange, redemption or other taxable disposition (other than conversion of a note into cash and shares of our common stock, the U.S federal income tax consequences of which are described under “—U.S. Holders—Conversion of Notes” below). The U.S. Holder’s gain or loss will equal the difference between the proceeds received by the holder (other than amounts attributable to accrued but unpaid interest) and the holder’s tax basis in the note. The U.S. Holder’s tax basis in the note will generally equal the amount the holder paid for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the U.S. Holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the U.S. Holder has not previously included the accrued interest in income. The gain or loss recognized by the U.S. Holder on the disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year, or short-term capital gain or loss if the holder held the note for one year or less, at the time of the transaction. Long-term capital gains of non-corporate taxpayers currently are taxed at a maximum 15% federal rate (effective for tax years through 2010, after which the maximum rate is scheduled to increase to 20%). Short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to limitations.
Conversion of Notes
          Upon conversion of a note solely into cash, a U.S. Holder generally will be subject to the rules described under “—U.S. Holders—Sale, Exchange, Redemption or Other Disposition of Notes” above.
          The tax consequences of the conversion of a note into cash and shares of our common stock are not entirely clear. A U.S. Holder may be treated as exchanging the note for our common stock and cash in a recapitalization for U.S. federal income tax purposes. In such case, the U.S. Holder would not be permitted to recognize loss, but would be required to recognize gain. The amount of gain recognized by a U.S. Holder would equal the lesser of (i) the excess (if any) of (A) the amount of cash received (excluding any cash received in lieu of a fractional share of our common stock and any cash received attributable to accrued and unpaid interest) plus the fair market value of our common stock received (treating a fractional share of our common stock as issued and received for this purpose and excluding any such common stock that is attributable to accrued and unpaid interest) upon conversion over (B) the U.S. Holder’s tax basis in the converted note, and (ii) the amount of cash received upon conversion (other than any cash received in lieu of a fractional share of our common stock and any cash received attributable to accrued and unpaid interest). Subject to the discussion under “—U.S. Holders—Constructive Distributions” below regarding the possibility that the adjustment to the conversion rate of a note converted in connection with a fundamental change may be treated as a taxable stock dividend, the gain recognized by a U.S. Holder upon conversion of a note will be long-term capital gain if the holder held the note for more than one year, or short-term capital gain if the holder held the note for one year or less, at the time of the conversion. Long-term capital gains of non-corporate taxpayers currently are taxed at a maximum 15% federal rate (effective for tax years through 2010, after which the maximum rate is scheduled to increase to 20%). Short-term capital gains are taxed at ordinary income rates. The U.S. Holder’s tax basis in the common stock received (including any fractional share for which cash is paid, but excluding shares attributable to accrued and unpaid interest) generally would equal the tax basis of the converted note, decreased by the amount of cash received (other than cash in lieu of a fractional share of common stock and any cash attributable to accrued and unpaid interest), and increased by the amount of gain (if any) recognized upon conversion (other than any gain recognized as a result of cash received in lieu of a fractional share of common stock). The U.S. Holder’s holding period in the common stock (other than shares attributable to accrued and unpaid interest) would include the holding period in the converted note.
          Alternatively, the conversion of a note into cash and shares of our common stock may be treated as in part a payment in redemption for cash of a portion of the note and in part a conversion of a portion of the note into common stock. In such case, a U.S. Holder’s aggregate tax basis in the note would be allocated between the portion of the note treated as redeemed and the portion of the note treated as converted into common stock on a pro rata basis. The U.S. Holder generally would recognize capital gain or loss with respect to the portion of the note treated as redeemed equal to the difference between the amount of cash received by the U.S. Holder (other than amounts attributable to accrued and unpaid interest) and the U.S. Holder’s tax basis in the portion of the note treated as redeemed. See “—U.S. Holders—Sale, Exchange, Redemption or Other Disposition of Notes” above.
          With respect to the portion of the note treated as converted, a U.S. Holder generally would not recognize any gain or loss (except with respect to cash received in lieu of a fractional share of common stock and common stock received attributable to accrued and unpaid interest), subject to the discussion under “—U.S. Holders—Constructive Distributions” below regarding the possibility that the adjustment to the conversion rate of a note converted in connection with a fundamental change may be treated as a taxable stock dividend. The tax basis allocated to the portion of the note treated as converted into common stock would be the U.S. Holder’s tax basis in the common stock (including any fractional share for which cash is paid, but excluding shares attributable to accrued interest). The U.S. Holder’s holding period in the common stock (other than shares attributable to accrued interest) would include the holding period in the converted note.
          With respect to cash received in lieu of a fractional share of our common stock, a U.S. Holder would be treated as if the fractional share were issued and received and then immediately redeemed for cash. Accordingly, the U.S. Holder generally would recognize gain or loss equal to the difference between the cash received and that portion of the holder’s tax basis in the common stock (determined as discussed above) attributable to the fractional share.
          Any cash and the value of any portion of our common stock that is attributable to accrued and unpaid interest on the notes not yet included in income by a U.S. Holder would be taxed as ordinary income. The basis in any shares of common stock attributable to accrued and unpaid interest would equal the fair market value of such shares when received. The holding period in any shares of common stock attributable to accrued and unpaid interest would begin on the day after the date of conversion.
          A U.S. Holder that converts a note between a record date for an interest payment and the next interest payment date and consequently receives a payment of cash interest, as described in “Description of the Notes—Conversion Procedures”, should consult its own tax advisor concerning the appropriate treatment of such payments.

          U.S. Holders are urged to consult their own tax advisors with respect to the U.S. federal income tax consequences of converting their notes into cash or a combination of cash and our common stock.
          In the event that we undergo a business combination as described under “Description of the Notes—Conversion Rights—Conversion Procedures,” the conversion obligation may be adjusted so that holders would be entitled to convert the notes into the type of consideration that they would have been entitled to receive upon such business combination had the notes been converted into our common stock immediately prior to such business combination, except that such holders will not be entitled to receive a make whole premium unless such notes are converted in connection with the relevant fundamental change. Depending on the facts and circumstances at the time of such business combination, such adjustment may result in a deemed exchange of the outstanding debentures, which may be a taxable event for U.S. federal income tax purposes.
          U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of such an adjustment upon a business combination.
Distributions
          If, after a U.S. Holder acquires our common stock upon a conversion of a note, we make a distribution in respect of such common stock from our current or accumulated earnings and profits as determined under U.S. federal income tax principles, the distribution will be treated as a dividend and will be includible in a U.S. Holder’s income when paid. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the U.S. Holder’s investment, up to the U.S. Holder’s tax basis in its common stock, and any remaining excess will be treated as capital gain from the sale or exchange of the common stock. If the U.S. Holder is a U.S. corporation, it would generally be able to claim a dividend received deduction on a portion of any distribution taxed as a dividend, provided that certain holding period requirements are satisfied. Subject to certain exceptions, dividends received by non-corporate U.S. Holders currently are taxed at a maximum rate of 15% (effective for tax years through 2010), provided that certain holding period requirements are met.
Constructive Distributions
          The terms of the notes allow for changes in the conversion rate of the notes under certain circumstances. A change in conversion rate that allows noteholders to receive more shares of common stock on conversion may increase the noteholders’ proportionate interests in our earnings and profits or assets. In that case, the noteholders may be treated as though they received a taxable distribution in the form of our common stock. A taxable constructive stock distribution would result, for example, if the conversion rate is adjusted to compensate noteholders for distributions of cash or property to our stockholders. The adjustment to the conversion rate of notes converted in connection with a change in control, as described under “Description of the Notes—Conversion Rights—Make Whole Premium Upon a Fundamental Change” above, also may be treated as a taxable stock distribution. Not all changes in the conversion rate that result in noteholders’ receiving more common stock on conversion, however, increase the noteholders’ proportionate interests in us. For instance, a change in conversion rate could simply prevent the dilution of the noteholders’ interests upon a stock split or other change in capital structure. Changes of this type, if made pursuant to bona fide reasonable adjustment formula, are not treated as constructive stock distributions. Conversely, if an event occurs that dilutes the noteholders’ interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock distribution to the stockholders. Any taxable constructive stock distributions resulting from a change to, or failure to change, the conversion rate that is treated as a distribution of common stock would be treated for U.S federal income tax purposes in the same manner as distributions on our common stock paid in cash or other property. They would result in a taxable dividend to the recipient to the extent of our current or accumulated earnings and profits (with the recipient’s tax basis in its note or common stock (as the case may be) being increased by the amount of such dividend), with any excess treated as a tax-free return of the holder’s investment in its note or common stock (as the case may be) or as capital gain. U.S. Holders should consult their own tax advisors regarding whether any taxable constructive stock dividend would be eligible for the maximum 15% rate or the dividends received deduction described in the previous paragraph as the requisite applicable holding period requirements might not be considered to be satisfied.

Sale or Exchange of Common Stock
          A U.S. Holder generally will recognize capital gain or loss on a sale or exchange of common stock. The U.S. Holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s tax basis in the stock. The proceeds received by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a U.S. Holder on a sale or exchange of common stock will be long-term capital gain or loss if the holder’s holding period in the common stock is more than one year, or short-term capital gain or loss if the holder’s holding period in the common stock is one year or less, at the time of the transaction. Long-term capital gains of non-corporate taxpayers are currently taxed at a maximum 15% federal rate (effective for tax years through 2010, after which the maximum rate is scheduled to increase to 20%). Short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to limitations.
Non-U.S. Holders
          The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder (as defined above).
Taxation of Interest
          Payments of interest to nonresident persons or entities are generally subject to U.S. federal income tax at a rate of 30% (or a reduced or zero rate under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence), collected by means of withholding by the payor. Payments of interest on the notes to most Non-U.S. Holders, however, will qualify as “portfolio interest,” and thus will be exempt from U.S. federal income tax, including withholding of such tax, if the Non-U.S. Holders certify their nonresident status as described below.
          The portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that:
•	owns, actually or constructively, shares of our stock representing at least 10% of the total combined voting power of all classes of our stock entitled to vote;

•	is a bank that acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business;

•	is a “controlled foreign corporation” that is related, directly or indirectly, to us through sufficient stock ownership; or

•	is engaged in the conduct of a trade or business in the United States to which such interest payments are effectively connected (and, if an income tax treaty is applicable, such interest payments are attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder) (see the discussion under “—Non-U.S. Holders—Income or Gains Effectively Connected with a U.S. Trade or Business” below).
          In general, a foreign corporation is a controlled foreign corporation if more than 50% of its stock is owned, actually or constructively, by one or more U.S. persons that each owns, actually or constructively, at least 10% of the corporation’s voting stock.
          The portfolio interest exception, entitlement to treaty benefits and several of the special rules for Non-U.S. Holders described below apply only if the holder certifies its nonresident status. A Non-U.S. Holder can meet this certification requirement by providing a properly executed IRS Form W-8BEN or appropriate substitute form to us or our paying agent prior to the payment. If the Non-U.S. Holder holds the note through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The Non-U.S. Holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries.
Additional Interest
          Absent further relevant guidance from the IRS, we may treat payments of additional interest, if any, to Non-U.S. Holders as described above under “Description of the Notes—Registration Rights” as subject to U.S. federal withholding tax. Therefore, we may withhold on such payments at a rate of 30% unless we timely receive a properly executed IRS Form W-8BEN or W-8ECI from the Non-U.S. Holder claiming that such payments are subject to reduction or elimination of withholding under an applicable treaty or are effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business (and, if an income tax treaty is applicable, that any gain is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder). If we withhold tax from any payment of additional interest made to a Non-U.S. Holder and such payment were determined not to be subject to U.S. federal income tax, a Non-U.S. Holder generally would be entitled to a refund of any tax withheld by timely filing an appropriate claim for refund with the IRS.
Sale, Exchange, Redemption, Conversion or Other Disposition of Notes
          Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, exchange, redemption, conversion or other disposition of notes (other than with respect to payments attributable to accrued interest, which will be taxed as described under “—Non-U.S. Holders—Taxation of Interest” above), unless:
•	the gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business (and, generally, if an income tax treaty applies, the gain is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), in which case the gain would be subject to tax as described below under “—Non-U.S. Holders—Income or Gains Effectively Connected with a U.S. Trade or Business”;

•	the Non-U.S. Holder was a citizen or resident of the United States and is subject to certain special rules that apply to expatriates;

•	subject to certain exceptions, the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the year of disposition, in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses, would be subject to a flat 30% tax, even though the individual is not considered a resident of the United States; or

•	the rules of the Foreign Investment in Real Property Tax Act (or FIRPTA) (described below) treat the gain as effectively connected with a U.S. trade or business.
          The FIRPTA rules may apply to a sale, exchange, redemption or other disposition of notes by a Non-U.S. Holder if we currently are, or were at any time within five years (or, if shorter, the Non-U.S. Holder’s holding period for the notes disposed of) before the transaction, a “U.S. real property holding corporation” (or USRPHC). In very general terms, we would be a USRPHC if interests in U.S. real estate comprised at least 50% of our assets. We believe that we currently are not, and will not become in the future, a USRPHC.
Dividends
          Dividends paid to a Non-U.S. Holder on common stock received on conversion of a note, including any taxable constructive stock dividends resulting from certain adjustments (or failure to make adjustments) to the number of shares of common stock to be issued on conversion (as described under “—U.S. Holders—Constructive Distributions” above) generally will be subject to U.S. withholding tax at a 30% rate. Withholding tax applicable to any taxable constructive stock dividends received by a Non-U.S. Holder may be withheld from interest on the notes, distributions on the common stock, shares of common stock or proceeds subsequently paid or credited to the Non-U.S. Holder. The withholding tax on dividends (including any taxable constructive stock dividends), however, may be reduced under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. A Non-U.S. Holder should demonstrate its entitlement to treaty benefits by timely delivering a properly executed IRS Form W-8BEN or appropriate substitute form. A Non-U.S. Holder that is eligible for a reduced rate of withholding under the terms of an applicable income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Dividends on the common stock that are effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business are discussed below under “—Non-U.S. Holders—Income or Gains Effectively Connected with a U.S. Trade or Business”.

Sale of Common Stock
          Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on any gains realized on the sale or exchange of common stock, unless the exceptions described under “—Non-U.S. Holders—Sale, Exchange, Redemption, Conversion or Other Disposition of Notes” above apply.
Income or Gains Effectively Connected With a U.S. Trade or Business
          The preceding discussion of the U.S. federal income and withholding tax considerations of the purchase, ownership or disposition of notes or common stock by a Non-U.S. Holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes, dividends on common stock, or gain from the sale, exchange, redemption, conversion or other disposition of the notes or common stock is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain will be subject to U.S. federal income tax on a net income basis at the regular graduated rates and in the same manner applicable to U.S. Holders. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” income or gain generally will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of interest or dividends that are effectively connected with a U.S. trade or business (and, if a tax treaty applies, attributable to a permanent establishment or fixed base), and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30% withholding tax provided that the holder claims exemption from withholding. To claim exemption from withholding, the holder must certify its qualification, which can be done by timely filing a properly executed IRS Form W-8ECI or appropriate substitute form. If the Non-U.S. Holder is a corporation (or an entity treated as a corporation for U.S. income tax purposes), that portion of its earnings and profits that is effectively connected with its U.S. trade or business generally also would be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for a lower rate.
Backup Withholding and Information Reporting
          The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payers to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28% (and is scheduled to increase to 31% in 2011).
          Payments of interest or dividends to U.S. Holders of notes or common stock generally will be subject to information reporting, and will be subject to backup withholding, unless the holder (1) is an exempt payee, such as a corporation, or (2) provides the payor with a correct taxpayer identification number and complies with applicable certification requirements. Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If the sale is made through a foreign office of a foreign broker, however, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.
          We must report annually to the IRS the interest and/or dividends paid to each Non-U.S. Holder and the tax withheld, if any, with respect to such interest and/or dividends, including any tax withheld pursuant to the rules described under “—Non-U.S. Holders—Taxation of Interest” and “—Non-U.S. Holders—Dividends” above. Copies of these reports may be made available to tax authorities in the country where the Non-U.S. Holder resides. Payments to Non-U.S. Holders of dividends on our common stock or interest on the notes may be subject to backup withholding unless the Non-U.S. Holder certifies its non-U.S. status on a properly executed IRS Form W-8BEN or appropriate substitute form. Payments made to Non-U.S. Holders by a broker upon a sale of the notes or our common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its non-U.S. status or otherwise establishes an exemption.

          Any amounts withheld from a payment to a U.S. Holder or Non-U.S. Holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder, provided the required information is timely furnished to the IRS.
SELLING SECURITYHOLDERS
          We originally issued the notes in a private placement in February 2007. Selling securityholders, which term includes their transferees, pledges, donees or their successors, may from time to time offer and sell the notes and the common stock into which the notes are convertible pursuant to this prospectus or any applicable prospectus supplement.
          The following table sets forth certain information concerning the principal amount of notes beneficially owned and the number of shares of common stock issuable on conversion of those notes that may be offered from time to time under this prospectus by the selling securityholders named in the table. We prepared this table based on the information supplied to us by the selling securityholders named in the table and we have not sought to verify such information. This table only reflects information regarding selling securityholders who have provided us with such information. To the extent that successors to the named selling securityholders wish to sell under this prospectus, we will file a prospectus supplement identifying such successors as selling securityholders. We expect that we will update this table as we receive more information from holders of the notes who have not yet provided us with their information. We will supplement this prospectus to include additional selling securityholders on request and on provision of all required information to us. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in amendments or supplements to this prospectus if and when necessary.
          The number of shares of common stock issuable on conversion of the notes shown in the table below assumes conversion of the full amount of notes held by each selling securityholder at an initial conversion rate of 41.5861 shares of our common stock per $1,000 principal amount of notes. This conversion rate is subject to adjustment as described under “Description of the Notes—Conversion Rights” and “Description of the Notes—Make Whole Premium Upon Fundamental Change.” Accordingly, the number of conversion shares may increase or decrease from time to time. Fractional shares will not be issued upon the conversion of the notes. Cash will be paid instead of fractional shares, if any. Because the selling securityholders may offer all or some portion of the notes or the shares of common stock issuable on conversion of the notes pursuant to this prospectus, we have assumed for purposes of the table below that the selling securityholders will sell all of the notes and all of the shares of common stock offered by this prospectus pursuant to this prospectus. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, since the date on which they provided the information to us regarding their holdings.

			Shares of
			Common		Shares of
	Principal		Stock		Common
	Amount of		Beneficially	Conversion	Stock
	Notes		Owned Prior	Shares of	Beneficially
	Beneficially	Percentage	to the	Common	Owned After
	Owned and	of Notes	Offering	Stock Offered	Completion of
Name	Offered	Outstanding	(1)(2)	(2)	the Offering
ACE Tempest Reinsurance Ltd.	$610,000	*	25,367	25,367	—
Admiral Flagship Master Fund, Ltd.	$2,750,000	1.57%	114,361	114,361	—
American Investors Life Insurance Company (4)	$1,100,000	*	45,744	45,744	—
CALAMOS Market Neutral Income Fund – CALAMOS Investment Trust	$5,000,000	2.86%	207,930	207,930	—
Canadian Imperial Holdings, Inc. (4)	$10,000,000	5.71%	415,861	415,861	—
Chrysler Corporation Master Retirement Trust	$2,720,000	1.55%	113,114	113,114	—
Citadel Equity Fund, Ltd. (4)	$11,000,000	6.29%	457,447	457,447	—

			Shares of
			Common		Shares of
	Principal		Stock		Common
	Amount of		Beneficially	Conversion	Stock
	Notes		Owned Prior	Shares of	Beneficially
	Beneficially	Percentage	to the	Common	Owned After
	Owned and	of Notes	Offering	Stock Offered	Completion of
Name	Offered	Outstanding	(1)(2)	(2)	the Offering
CNH CA Master Account, L.P.	$2,000,000	1.14%	83,172	83,172	—
Columbia Convertible Securities Fund	$500,000	*	20,793	20,793	—
Continental Assurance Company on behalf of its separate account (E) (4)	$150,000	*	6,237	6,237	—
D.E. Shaw Valence Portfolios, L.L.C. (4)	$5,000,000	2.86%	207,930	207,930	—
DBAG London (4)	$590,000	*	24,535	24,535	—
Delaware Public Employees Retirement System	$1,535,000	*	63,834	63,834	—
Delta Air Lines Master Trust – CV	$430,000	*	17,882	17,882	—
Delta Pilots Disability & Survivorship Trust – CV	$330,000	*	13,723	13,723	—
F.M. Kirby Foundation, Inc.	$475,000	*	19,753	19,753	—
Fore Convertible Master Fund Ltd.	$180,000	*	7,485	7,485	—
Fore ERISA Fund Ltd.	$16,000	*	665	665	—
Fore Multi Strategy Master Fund Ltd.	$27,000	*	1,122	1,122
GE Singapore Life Insurance Fund (US High Yield Fund)	$200,000	*	8,317	8,317	—
Inflective Convertible Opportunity Fund I LP (4)	$1,400,000	*	58,220	58,220	—
Inflective Convertible Opportunity Fund I LTD (4)	$2,400,000	1.37%	99,806	99,806	—
ING Pioneer High Yield Portfolio	$1,000,000	*	41,586	41,586	—
Institutional Benchmarks Series – Ivan Segregated Acct. (4)	$1,000,000	*	41,586	41,586	—
International Truck & Engine Corporation Non-Contributory Retirement Plan Trust	$265,000	*	11,020	11,020	—
International Truck & Engine Corporation Retiree Health Benefit Trust	$160,000	*	6,653	6,653	—
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust	$145,000	*	6,029	6,029	—
KBC Convertibles Mac 28 Ltd. (4)	$625,000	*	25,991	25,991	—
KBC Diversified Fund, a segregated portfolio of KBC Diversified Fund SPC (4)	$1,375,000	*	57,180	57,180	—
KBC Financial Products USA Inc. (3)	$8,625,000	4.93%	358,680	358,680	—
Linden Capital LP	$9,000,000	5.14%	374,274	374,274	—
Lyxor/Inflective Convertible Opportunity Fund (4)	$1,000,000	*	41,586	41,586	—
Man Mac 1 Limited	$27,000	*	1,122	1,122	—
Microsoft Capital Group, L.P.	$270,000	*	11,228	11,228	—
Millenium Partners, L.P. (4)	$2,000,000	1.14%	83,172	83,172	—
National Railroad Retirement Investment Trust	$1,470,000	*	61,131	61,131	—
OCM Convertible Trust	$880,000	*	36,595	36,595	—
OCM Global Convertible Securities Fund	$345,000	*	14,347	14,347	—
Partner Reinsurance Company Ltd.	$435,000	*	18,089	18,089	—
Pioneer High Yield Fund	$16,800,000	9.60%	698,646	698,646	—
Pioneer High Yield VCT Portfolio	$50,000	*	2,079	2,079	—

			Shares of
			Common		Shares of
	Principal		Stock		Common
	Amount of		Beneficially	Conversion	Stock
	Notes		Owned Prior	Shares of	Beneficially
	Beneficially	Percentage	to the	Common	Owned After
	Owned and	of Notes	Offering	Stock Offered	Completion of
Name	Offered	Outstanding	(1)(2)	(2)	the Offering
Pioneer US Corp High Yield Bond	$1,500,000	*	62,379	62,379	—
Polygon Global Opportunities Master Fund	$5,000,000	2.86%	207,930	207,930	—
Putnam Convertible Income – Growth Trust (4)	$3,700,000	2.11%	153,868	153,868	—
Qwest Occupational Health Trust	$180,000	*	7,485	7,485	—
Qwest Pension Trust	$1,145,000	*	47,616	47,616	—
RHP Master Fund, Ltd.	$2,500,000	1.43%	103,965	103,965	—
Rhythm Fund, Ltd. (4)	$500,000	*	20,793	20,793	—
S.A.C. Arbitrage Fund	$4,000,000	2.29%	166,344	166,344	—
The Northwestern Mutual Life Insurance Company (4)	$2,500,000	1.43%	103,965	103,965	—
Trust for the Defined Benefit Plans of ICI American Holdings, Inc.	$235,000	*	9,772	9,772	—
UnumProvident Corporation	$395,000	*	16,426	16,426	—
Vanguard Convertible Securities Fund, Inc.	$4,565,000	2.61%	189,840	189,840	—
Vicis Capital Master Fund	$3,000,000	1.71%	124,758	124,758	—
Virginia Retirement System	$2,160,000	1.23%	89,825	89,825	—
Any other selling securityholder or future transferee from any such holder (5)

*	Less than 1%

(1)	Includes shares of common stock issuable upon conversion of the notes.

(2)	Assumes a conversion rate of 41.5861 shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional interest.

(3)	This selling securityholder is a broker dealer and is, therefore, deemed an underwriter by the SEC.

(4)	This selling securityholder is an affiliate of a broker dealer and purchased the notes in the ordinary course of business. At the time this selling securityholder purchased the notes, it had not agreements or understandings, directly or indirectly, with any person to distribute the notes or the shares of common stock issuable upon conversion of the notes.

(5)	We are unable to provide the names of certain holders of notes and/or our shares of common stock issuable upon conversion of the notes at this time because they have not provided us with information and/or their notes are evidenced by a global note that has been deposited with DTC and registered in the name of Cede & Co., as DTC’s nominee. Information concerning any such holders who are not listed in the above table will be set forth in supplements to this prospectus or amendments to the registration statement from time to time, if and when required.

Assumes that any other holder of notes or any future transferee from any such holder does not beneficially own any shares of our common stock other than the shares issuable upon conversion of the notes at the initial conversion rate.
          None of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

PLAN OF DISTRIBUTION
          We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The selling securityholders, which term includes all transferees, pledges, donees or their successors, may from time to time sell the notes and the common stock into which the notes are convertible covered by this prospectus, which we collectively refer to in this section as the securities, directly to purchasers or offer the securities through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.
          The securities may be sold in one or more transactions:
•	at fixed prices;

•	at prevailing market prices at the time of sale;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.
          These sales may be effected in transactions:
•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, including the Nasdaq Global Market in the case of our common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or services or in the over-the-counter market; or

•	through the writing and exercise of options, whether these options are listed on any options exchange or otherwise.
          These transactions may involve crosses or block transactions.
          In connection with the sale of the securities, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging positions they assume. The selling securityholders may sell the securities short and deliver securities to close out short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities.
          Our outstanding shares of common stock are quoted on the Nasdaq Global Market under the symbol “NEWP.” Upon the effective date of the registration statement of which this prospectus is a part, we do not intend to list the notes on any securities exchange. We cannot assure you as to the liquidity of any trading market for the notes that may develop.
          In order to comply with the securities laws of some jurisdictions, if applicable, the holders of securities may offer and sell those securities in such jurisdictions only through registered or licensed brokers or dealers. In addition, under certain circumstances, in some jurisdictions the securities may not be offered or sold unless they have been registered or qualified for sale in the applicable jurisdiction or an exemption from registration or qualification requirements is available and complied with.
          Any selling securityholder that is a registered broker-dealer that participates in the sale of the securities will be considered to be an “underwriter” within the meaning of Section 2(11) of the Securities Act. Each other selling securityholder may be deemed to be an “underwriter” with respect to any securities that it sells pursuant to this prospectus. Any discounts, commissions, concessions or profit any selling securityholder considered to be an “underwriter” earns on any sale of the securities may be underwriting compensation under the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.
          If required, at the time of a particular offering of securities by a selling securityholder, a supplement to this prospectus will be circulated setting forth the name or names of any underwriters, broker-dealers or agents, any discounts, commissions or other terms constituting compensation for underwriters and any discounts, commissions or concessions allowed or reallowed or paid to agents or broker-dealers.
          We entered into a registration rights agreement for the benefit of holders of the securities to register their securities under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provided for cross indemnification of the selling securityholders and us and their and our respective controlling persons against specific liabilities in connection with the offer and sale of the securities, including liabilities under the Securities Act. In the event the selling securityholders sell their securities through any underwriter, the registration rights agreement provides for indemnification by us of those underwriters and their respective controlling persons against specified liabilities in connection with the offer and sale of the securities. Pursuant to the registration rights agreement, we will bear all fees and expenses incurred in connection with the registration of the securities, except that selling securityholders will pay all broker’s commissions and, in connection with any underwritten offering, underwriting discounts and commissions.
          Selling securityholders may decide not to sell any of the notes or the shares of common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the notes and the shares of common stock by other means not described in this prospectus. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. Securities covered by this prospectus may also be sold to non-U.S. persons outside the United States in compliance with Regulation S under the Securities Act rather than pursuant to this prospectus.
LEGAL MATTERS
          The validity of the securities offered by this prospectus will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.
EXPERTS
     Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 30, 2006, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 30, 2006, as set forth in their reports, which are incorporated by reference in this registration statement. Our financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
          This prospectus incorporates by reference some of the reports and other information that we have filed with the SEC under the Exchange Act. This means that we are disclosing important business and financial information to you by referring you to those documents. We incorporate by reference the documents listed below that we have previously filed with the SEC (other than any portions of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules) and any future filings (other than any portions of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules) made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination this offering:
1.	the registrant’s Annual Report on Form 10-K for the fiscal year ended December 30, 2006, filed with the SEC on March 14, 2007;

2.	all other reports filed by the registrant pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referred to in (1) above; and

3.	the description of the registrant’s common stock which is contained in the registrant’s registration statement on Form 8-A filed under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.
          All documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all of such securities then remaining unsold, shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents, except as to any portion of any future document that is not deemed filed under such provisions. For the purposes of this registration statement, any statement in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained in this registration statement modifies or supersedes a statement in such document. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.
          You may request a free copy of any and all of the information incorporated by reference herein that we file with the SEC by written or oral request at Newport Corporation, 1791 Deere Avenue, Irvine, California 92606. Our telephone number is (949) 863-3144. You may also access our reports and documents via the world wide web at http://www.newport.com.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
          We have filed a registration statement on Form S-3 relating to the notes and common stock issuable upon conversion of the notes offered by this prospectus, with the SEC. This prospectus, which constitutes a part of this registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules which are part of this registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to us, the notes and the shares of common stock issuable upon conversion of the notes offered hereby, reference is made to such registration statement, exhibits and schedules.
          We also file annual, quarterly and current reports and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. All reports filed by us with the SEC are also available free of charge via EDGAR through the SEC website at http://www.sec.gov.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
          The following table sets forth the costs and expenses, other than underwriting discounts, payable by the registrant in connection with the sale of the securities being registered. All the amounts shown are estimates except for the SEC registration fee.

SEC registration fees	$5,372.50
Legal fees and expenses	10,000.00
Accounting fees and expenses	5,000.00
Miscellaneous expenses	5,000.00

Total	$25,372.50
Item 15. Indemnification of Directors and Officers.
          We are a Nevada corporation. Section 78.7502 of the Nevada Revised Statutes provides in regard to indemnification of directors and officers that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
          Section 78.7502 also provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.
          Section 78.751 of the Nevada Revised Statutes, further provides that any discretionary indemnification under Nevada Revised Statutes 78.7502 unless ordered by a court or otherwise advanced pursuant to statute, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made either by the stockholders, by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding, or, under certain circumstances, by independent legal counsel in a written opinion. The statute provides that the corporate articles, bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. This right continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.
          Section 78.752 of the Nevada Revised Statutes, provides that a corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who may be indemnified as set forth above or whether or not the corporation has the authority to indemnify him against such liability and expenses. Provided, however, no financial arrangement made for protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.
          Article Tenth of our Articles of Incorporation provides, among other things, that we shall indemnify our directors and officers to the fullest extent permitted by Section 78.751 of the Nevada Revised Statutes, as amended from time to time.
          Article VII of our Restated Bylaws provides, among other things, that we shall indemnify each of our directors and officers against expenses (including attorneys’ fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was our “agent.” For purposes of Article VII of our Restated Bylaws, an “agent” includes any person: (i) who is or was our director, officer, employee or agent, or (ii) who is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Article VII of our bylaws also provides that we may purchase and maintain insurance on behalf of any such agent against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not we would have the power to indemnify him against such liability under the provisions of the Article. We currently maintain directors’ and officers’ liability insurance.
          We have entered into separate indemnification agreements with our directors and officers. These agreements require us, among other things, to indemnify them against liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from actions not taken in good faith or in a manner the indemnitee believed to be opposed to the best interests of Newport), and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.
          The effect of these provisions would be to permit indemnification by Newport of, among other liabilities, liabilities arising under the Securities Act.
Item 16. Exhibits.

Exhibit
Number	Description
3.1	Restated Articles of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.1 to Registrant’s Annual Report on Form 10-K filed with the SEC on March 14, 2007).

3.2	Restated Bylaws of the Registrant, as amended to date (Incorporated by reference to Exhibit 3.2 of the Registrant’s Annual Report on Form 10-K for the year ended July 31, 1992).

4.1	Indenture (Incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed with the SEC on February 7, 2007).

4.2	Registration Rights Agreement (Incorporated by reference to Exhibit 10.2 to Registrant’s Current Report on Form 8-K filed with the SEC on February 7, 2007).

4.3	Form of 2.50% Convertible Subordinated Note due 2012 (Incorporated by reference to Exhibit 10.3 to Registrant’s Current Report on Form 8-K filed with the SEC on February 7, 2007).

5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation.

12.1	Computation of Ratios of Earnings to Fixed Charges.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.

Exhibit
Number	Description
23.2	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in its opinion filed as Exhibit 5.1 hereto).

24.1	Power of Attorney (included on signature page).

25.1	Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of Wells Fargo Bank National Association, trustee under the Indenture.
Item 17. Undertakings.
(a) The undersigned registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(i) If the registrant is relying on Rule 430B:
(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on April 25, 2007.

NEWPORT CORPORATION
By:	/s/ Robert G. Deuster
Robert G. Deuster
Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY
     We, the undersigned directors and officers of Newport Corporation, do hereby constitute and appoint Robert G. Deuster and Charles F. Cargile, or either of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this registration statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) to this registration statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended; and we do hereby ratify and confirm all that the said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert G. Deuster Robert G. Deuster	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	April 25, 2007

/s/ Charles F. Cargile Charles F. Cargile	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	April 25, 2007

/s/ Daniel E. Della Flora Daniel E. Della Flora	Vice President, Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)	April 25, 2007

/s/ R. Jack Aplin R. Jack Aplin	Director	April 25, 2007

/s/ Robert L. Guyett Robert L. Guyett	Director	April 25, 2007

Signature	Title	Date

/s/ Michael T. O’Neill Michael T. O’Neill	Director	April 25, 2007

/s/ C. Kumar N. Patel C. Kumar N. Patel	Director	April 25, 2007

/s/ Kenneth F. Potashner Kenneth F. Potashner	Director	April 25, 2007

/s/ Richard E. Schmidt Richard E. Schmidt	Director	April 25, 2007

/s/ Peter J. Simone Peter J. Simone	Director	April 25, 2007

EXHIBIT INDEX

Exhibit
Number	Description
3.1	Restated Articles of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.1 to Registrant’s Annual Report on Form 10-K filed with the SEC on March 14, 2007).

3.2	Restated Bylaws of the Registrant, as amended to date (Incorporated by reference to Exhibit 3.2 of the Registrant’s Annual Report on Form 10-K for the year ended July 31, 1992).

4.1	Indenture (Incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed with the SEC on February 7, 2007).

4.2	Registration Rights Agreement (Incorporated by reference to Exhibit 10.2 to Registrant’s Current Report on Form 8-K filed with the SEC on February 7, 2007).

4.3	Form of 2.50% Convertible Subordinated Note due 2012 (Incorporated by reference to Exhibit 10.3 to Registrant’s Current Report on Form 8-K filed with the SEC on February 7, 2007).

5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation.

12.1	Computation of Ratios of Earnings to Fixed Charges.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in its opinion filed as Exhibit 5.1 hereto).

24.1	Power of Attorney (included on signature page).

25.1	Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of Wells Fargo Bank National Association, trustee under the Indenture.